DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15. [redacted]

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
luis.martos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

May 8, 2008

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Grupo Ferrovial's corporate governance report for financial year 2007 filed with the CNMV on February 29, 2008.

If you have any questions, please do not hesitate to contact me at 212-450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

ANNEX I

ANNUAL CORPORATE GOVERNANCE REPORT

LISTED COMPANIES

ISSUER IDENTIFICATION DATA DATE OF YEAR-END 2007

Tax ID number A-28606556

Company name:
GRUPO FERROVIAL, S.A.

For a better understanding of the form and its subsequent completion, it is necessary to read the instructions at the end of this report. The column listing tax ID numbers or similar codes, which will not be public, must be completed in all cases where necessary to provide full particulars of a natural or legal person:

Tax ID code	Other data

A OWNERSHIP STRUCTURE

A.1 Complete the next table about the company's ownership structure:

Date of last change	Share capital (€)	Number of shares	Number of voting rights
31 March 2000	140,264,743	140,264,743	140,264,743

Indicate whether there are different classes of shares, with different associate rights:

Yes ☐ No X

Class	Number of shares	Unit par value	Number of voting rights	Different rights

A.2 Detail of direct and indirect owners of significant stakes, and of their stake at year-end, excluding directors:

Name of shareholder	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights

(*) Through:

Name of direct owner of stake	Number of direct voting rights	% of total voting rights

Indicate significant changes in the ownership structure in the year:

Name of shareholder	Transaction date	Description of transaction

A.3 Complete the next tables regarding the members of the company's board of directors who own stock options in the company:

Name of director	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
Mr Rafael del Pino y Calvo-Sotelo	8,471	2,283,177	1.634%
Mr Santiago Bergareche Busquet	608,978		0.434%
Mr Jaime Carvajal Urquijo	12,969	390	0.09%
Mr Joaquín Ayuso García	17,366		0.012%
Ms María del Pino y Calvo-Sotelo	777		0.001%
Portman Baela, S.L.	81,796,280		58.316%
Mr Juan Arena de la Mora	6,736		0.005%
Mr Santiago Eguidazu Mayor	6,521	19,991	0.019%
Mr Gabriele Burgio	6,462		0.005%
Mr José María Pérez Tremps	6,921		0.005%

(*) Through:

Name of direct owner of stake	Number of direct voting rights	% of total voting rights
Turpinofin, B.V	2,283,177	1.628%
Ms Isabel Hoyos Martínez de Irujo	390	0.000%
PSJ INDEX SICAV, S.A	19,100	0.014%
Patricia Eguidazu Ramírez	297	0.000%
Santiago Eguidazu Ramírez	297	0.000%
Jorge Eguidazu Ramírez	297	0.000%

Total % of voting rights held by the board of directors	60.439%

Complete the next tables regarding the members of the company's board of directors who own stock options in the company:

Name of director	Number of direct stock options	Number of indirect stock options	Number of equivalent shares	% of total voting rights
	496,600		496,000	0.354
	456,600		456,600	0.326
	200,000		200,000	0.143

A.4 Indicate any family, commercial, contractual or business relationships among owners of significant stakes, insofar as they are known by the company, unless they are insignificant or are derived from ordinary commercial transactions:

Name of related shareholders	Type of relationship	Brief description
Portman Baela, S.L.	Family Corporate	According to the notification to the CNMV and to the Company itself on 8 November 2007, the "concerted family group" formed by Rafael del Pino y Moreno and his children, María, Rafael, Joaquín and Leopoldo indirectly control, through Portman Baela, S.L., 58.316% of the capital stock.

A.5 Indicate any commercial, contractual or corporate relationships between owners of significant stakes and the company and/or its group, unless they are insignificant or are derived from ordinary commercial transactions:

Name of related shareholders	Type of relationship	Brief description
Portman Baela, S.L.	Corporate	Director of Grupo Ferrovial, S.A.
Mr Rafael del Pino y Calvo-Sotelo	Corporate	Chairman and Managing Director of Grupo Ferrovial, S.A.
Ms María del Pino y Calvo-Sotelo	Corporate	Director of Grupo Ferrovial, S.A.

A.6 Indicate whether shareholders' agreements that affect the company have been notified to the company as provided in article 112 of the Securities Market Law: If so, briefly describe the agreements and agreement and the shareholders involved:

Yes X **No ☐**

Parties involved in shareholders' agreements	% of share capital affected	Brief description of agreement
PORTMAN BAELA S.L.	58,316%	Agreements adopted between the shareholders of Portman Baela, S.L. under which both capital ownership and voting rights of Portman Baela S.L. shareholders that are legal persons must be held at all times by Rafael del Pino y Moreno and/or his direct descendants. The representatives of such legal persons which are shareholders agree, on behalf of such legal persons, that their ownership and voting rights lie with Rafael del Pino y Moreno and/or his direct descendants.

Indicate if the company is aware of any concerted actions among its shareholders. If so, give a brief description:

Yes ☐ **No ☐**

Parties involved in concerted actions	% of share capital affected	Brief description of agreement

If the shareholders' agreements or concerted actions have been amended or terminated in the year, indicate this expressly.

A.7 Indicate if any natural or legal person exercises or can exercise control over the company in accordance with article 4 of the Securities Market Law. If so, identify that person:

Yes X **No ☐**

Name
Portman Baela, S.L.

Comments
See section A.4

A.8 Complete the next tables about the company's own shares:

At year-end:

Number of direct shares	Number of indirect shares (*)	Total % of share capital
	300,000	0.214%

(*) Through:

Name of direct owner of stake	Number of direct shares
Betonial, S.A.	300,000
Total:	300,000

Detail the significant changes in the year, in accordance with Royal Decree 1362/2007:

Date of disclosure	Total number of direct shares acquired	Total number of indirect shares acquired	Total % of share capital

Capital gain/(capital loss) on own shares disposed of during the year	854 m€

A.9 Detail the conditions and term of the current authorisation that the Shareholders' Meeting has given to the Board of Directors to buy or sell own shares.

RESOLUTION OF THE SHAREHOLDERS' MEETING DATED 30 MARCH 2007:

One.-

"Authorise the Board of Directors to acquire shares of the company on the market, either directly or via dependent companies, subject to the following limits and requirements:

- Form of acquisition: acquisition via purchase-sale or via any other inter vivos act for a valuable consideration.
- Maximum number of shares to be acquired: up to five per cent (5%) of Grupo Ferrovial, S.A.'s share capital, free of all liens and encumbrances, provided that the shares have been fully paid up and are not bound to compliance with any type of obligation, and that the par value of the acquired shares plus those held by Grupo Ferrovial, S.A. and any of its dependent companies does not exceed the aforementioned 5% of Grupo Ferrovial, S.A.'s share capital.
- Minimum and maximum acquisition price: the minimum acquisition price of the shares shall be equivalent to 75% of the market price and the maximum acquisition price shall be 120% of the market price on the date of acquisition.
- Maximum trading volume: the maximum daily trading volume resulting from the acquisition of own shares shall not be more than 25% of the average total trading volume of Grupo Ferrovial, S.A. shares in the previous ten sessions.
- Duration of the authorisation: eighteen (18) months from the date of this resolution.

All of these operations shall comply with the regulations regarding this matter contained in the Company's Internal Code of Conduct."

Two.-

"Revoke the authorisation regarding this matter that was granted by the Shareholders' Meeting on 31 March 2006."

Three.-

"Authorise the Board of Directors to allocate part or all of the own shares that are acquired to the remuneration programmes whose purpose or mechanism is the delivery of shares or stock options, in accordance with article 75.1 of the Spanish Corporations Law".

A.10 Indicate any legal or bylaw restrictions on the exercise of voting rights or any legal restrictions on the acquisition or sale of stakes in share capital.

Indicate whether there are any legal restrictions on the exercise of voting rights:

Yes ☐ No X

Maximum percentage of voting rights that a shareholder may exercise, due to legal restriction	

Indicate whether there are bylaw restrictions on the exercise of voting rights:

Yes ☐ No X

Maximum percentage of voting rights that a shareholder may exercise under bylaw restrictions	

Description of the legal and bylaw restrictions on the exercise of voting rights

Indicate whether there are any restrictions on the acquisition or sale of stakes in share capital:

Yes ☐ No X

Description of the legal restrictions on the acquisition or sale of stakes in share capital

A.11 Indicate whether the Shareholders' Meeting has decided on the adoption of neutralisation measures vis-à-vis a takeover bid under Law 6/2007.

Yes ☐ No X

Detail any such methods that have been approved and the terms in which the restrictions will be rendered ineffective:

B STRUCTURE OF THE COMPANY'S ADMINISTRATION

B.1 Board of Directors

B.1.1 Indicate the maximum and minimum number of directors envisaged in the bylaws:

Maximum number of directors	15
Minimum number of directors	5

B.1.2 Complete the next table with the members of the board:

Name of director	Representative	Board position	Date of first appointment	Date of latest appointment	Type of appointment
Mr Rafael del Pino y Calvo-Sotelo		Chairman and Managing Director	09/01/1992	31/03/2006	Appointed by the Shareholders' Meeting
Mr Santiago Bergareche Busquet		First Vice-Chairman	23/02/1999	18/03/2005	Appointed by the Shareholders' Meeting
Mr Jaime Carvajal Urquijo		Second Vice-Chairman and Lead Director	23/02/1999	18/03/2005	Appointed by the Shareholders' Meeting
Mr Joaquín Ayuso García		Managing Director	22/03/2002	18/03/2005	Appointed by the Shareholders' Meeting
Ms María del Pino y Calvo Sotelo		Director	29/06/2000	29/09/2006	Appointed by the Shareholders' Meeting
Portman Baela, S.L.	Mr Eduardo Trueba Cortés	Director	29/06/2000	31/03/2006	Appointed by the Shareholders' Meeting
Mr Juan Arena de la Mora		Director	29/06/2000	31/03/2006	Appointed by the Shareholders' Meeting
Mr Santiago Eguidazu Mayor		Director	26/01/2001	31/03/2006	Appointed by the Shareholders' Meeting
Mr Gabriele Burgio		Director	28/05/2002	18/03/2005	Appointed by the Shareholders' Meeting
Mr José María Pérez Tremps		Director and Secretary	09/01/1992	31/03/2006	Appointed by the Shareholders' Meeting

Total number of directors	10

Indicate any removals from the Board of Directors in the period:

Name of director	Director's status at time of removal	Date removed
Mr Fernando del Pino y Calvo-Sotelo	Proprietary	29 June 2007

B.1.3 Complete the next tables with the members of the board and their status:

EXECUTIVE DIRECTORS

Name of director	Committee that proposed the appointment	Position in the company
Mr Rafael del Pino y Calvo-Sotelo	Report by the Nomination and Remuneration Committee	Chairman and Managing Director
Mr Joaquín Ayuso García	Report by the Nomination and Remuneration Committee	Managing Director
Mr José María Pérez Tremps	Report by the Nomination and Remuneration Committee	Director and Secretary

Total number of executive directors	3
% of Board	30%

EXTERNAL PROPRIETARY DIRECTORS

Name of director	Committee that proposed the appointment	Name of the significant shareholder who the director represents or who proposed his/her appointment
Portman Baela, S.L.	Report by the Nomination and Remuneration Committee	Portman Baela, S.L.
Ms María del Pino y Calvo-Sotelo	Report by the Nomination and Remuneration Committee	Portman Baela, S.L.

Total number of proprietary directors	2
% of Board	20%

EXTERNAL INDEPENDENT DIRECTORS

Name of director	Profile
Mr Santiago Bergareche Busquet	- Member of the Board of Directors since 1999 - Degree in Economics and Law (Deusto Commercial University) - Non-executive Chairman of Dinamia Capital Privado - Director of Vocento and Gamesa Corporación Tecnológica, S.A. - Managing Director of Grupo Ferrovial, S.A. until January 2002, and Chairman of Agromán, S.A.
Mr Jaime Carvajal Urquijo	- Member of the Board of Directors since 1999 - Graduate in Law (Madrid) and M.A. in Economics (Cambridge University, UK) - Chairman of Advent International (España), Ericsson España, S.A. and ABB, S.A.; and Director at Aviva and Solvay Ibérica. - He has served as Chairman of Ford España, S.A. and Director at Telefónica, Repsol and Unión Fenosa.
Mr Juan Arena de la Mora	- Member of the Board of Directors since 2000 - PhD in Engineering (ICAI), Degree in Business Studies, Degree in Psychology, Diploma in Tax Studies and AMP (Harvard Business School) - Director of Dinamia and Laboratorios Almirall. - Former Managing Director and Chairman of Bankinter and director of TPI.
Mr Santiago Eguidazu Mayor	- Member of the Board of Directors since 2001 - Graduate in Economics and Business. - Civil Service Economist and Trade Expert. - Chairman of Nmás1
Mr Gabriele Burgio	- Member of the Board of Directors since June 2002 - Graduate in Law; MBA by INSEAD (Fontainebleau) - Executive Chairman of NH Hoteles since 1999. - Managing Director of Jolly Hotels SpA since 2006. - Former Managing Director of Cofir, he worked for Bankers Trust in New York and for Manufacturers Hanover in Italy

Total number of independent directors	5

% of Board	50%

OTHER EXTERNAL DIRECTORS

Name of director	Committee that proposed the appointment

Total number of other external directors	
% of Board	

State why these directors cannot be considered proprietary or independent, and indicate any relations between them and the company, its executives or shareholders:

Name of director	Reason	Company, executive or shareholder with which he/she is related

Indicate any changes in directors' status in the period:

Name of director	Date of change	Former status	Current status

B.1.4 Indicate any reasons for which proprietary shareholders were appointed at the proposal of a shareholder owning less than 5% of capital:

Name of shareholder	Justification

Disclose any rejection of a formal request for a board seat from shareholders whose equity stake is equal to or greater than that of others which applied successfully for a proprietary directorship. Detail the reasons for any such rejection:

Yes ☐ No ☐

Name of shareholder	Reasons

B.1.5 State whether any director has withdrawn from his/her position before the expiration of his/her term of office, whether the director has given reasons to the Board and by what means, and in the event that he/she gave reasons in writing to the full Board, describe at least the reasons given by the director:

Name of director	Reason for withdrawal
Mr Fernando del Pino y Calvo-Sotelo	Separation, in economic terms, from the family group that owns a stake in the capital of Grupo Ferrovial, S.A. indirectly, through Portman Baela, S.L.

B.1.6 Indicate any powers delegated to the chief executive officer(s):

Name of director	Brief description
Mr Rafael del Pino y Calvo-Sotelo Mr Joaquín Ayuso García	All powers except those whose delegation is prohibited by law or the company bylaws.

B.1.7 Identify any board members with directorships or management positions in other companies that form part of the listed company's group:

Name of director	Name of the group's subsidiary	Position
Mr Rafael del Pino y Calvo-Sotelo	- Cintra Concesiones de Infraestructuras de Transporte, S.A. - Ferrovial Infraestructuras, S.A.	- Chairman - Chairman
Mr Joaquín Ayuso García	- Ferrovial-Agromán, S.A. - Ferrovial Aeropuertos, S.A. - Ferrovial Servicios, S.A. - Ferrovial Telecomunicaciones, S.A. - Cintra Concesiones de Infraestructuras de Transporte, S.A. - Ferrovial Infraestructuras, S.A. - Ferrovial Fisa, S.L.	- Chairman - Chairman - Chairman - Chairman and Managing Director - Vice-Chairman -Managing Director - Chairman

Mr José María Pérez Tremps	- BAA Plc. - Cintra Concesiones de Infraestructuras de Transporte, S.A. - Ferrovial-Agromán, S.A. - Ferrovial Infraestructuras, S.A. - Ferrovial Aeropuertos, S.A. - Ferrovial Servicios, S.A. - Ferrovial Fisa, S.L. - Ferrovial Telecomunicaciones, S.A. - Swissport International AG - Ferrovial Inversiones, S.A.	- Director - Director - Director - Director - Director - Director - Director - Director - Director - Joint administrator

B.1.8 Indicate any company directors who are members of the board of directors of other companies listed on Spanish official stock markets, other than group companies, that have been notified to the company:

Name of director	Name of listed company	Position
Mr Rafael del Pino y Calvo-Sotelo	- Banco Español de Crédito	- Director
Mr Santiago Bergareche Busquet	- Dinamia, S.A. - Gamesa Corporación Tecnológica S.A. - Vocento, S.A.	- Non-executive Chairman - Director - Director
Mr Juan Arena de la Mora	- Dinamia, S.A. - Laboratorios Almirall, S.A.	- Director - Director
Mr Gabriele Burgio	- NH Hoteles, S.A - - Sotogrande S.A.	- Executive Chairman - Director

B.1.9 Indicate whether the company has established rules about the number of directorships their board members can hold, and describe any such rules:

Yes ☐ **No X**

Description of the rules

B.1.10 In connection with recommendation number 8 of the Unified Code, indicate the Company's general policies and strategies that must be approved by the full Board:

	Yes	**No**
Investment and financing policy	X	
Design of the structure of the corporate group	X	
Corporate governance policy	X	
Corporate social responsibility policy	X	
The strategic or business plan, management targets and annual budgets	X	
Remuneration and evaluation of senior officers	X	
Risk control and management policy, and the periodic monitoring of internal information and control systems	X	
Dividend policy, as well as the policies and limits applying to treasury stock.	X	

B.1.11 Complete the next tables regarding the aggregate directors' remuneration accrued in the year:

a) In the company to which this report refers:

Remuneration item	**Thousand euro**
Fixed remuneration	2,128
Variable remuneration	3,829
Per diems	562
Bylaw-mandated remuneration	738
Stock options and/or other financial instruments	1,843
Other	
TOTAL:	9,100

Other benefits	Thousand euro
Advances	
Loans granted	
Pension funds and plans: Contributions	
Pension funds and plans: Obligations	
Life insurance premiums	8
Guarantees granted by the company to directors	

b) Company directors who belong to the boards of directors and/or senior management of group companies:

Remuneration item	Thousand euro
Fixed remuneration	
Variable remuneration	
Per diems	
Bylaw-mandated remuneration	
Stock options and/or other financial instruments	
Other	
TOTAL:	

Other benefits	Thousand euro
Advances	
Loans granted	
Pension funds and plans: Contributions	
Pension funds and plans: Obligations	
Life insurance premiums	
Guarantees granted by the company to directors	

c) Total remuneration for each type of director:

Type of director	By company	By group
Executive	8,216	
External and proprietary	256	
External and independent	636	
Other external		
Total	9,108	

d) With respect to profit attributable to the parent company:

Total directors' remuneration (in thousand euro)	9,108
Total directors' remuneration/profit attributed to the parent company (%):	1.24%

B.1.12 Indicate senior management members who are not executive directors and the total remuneration accrued to them in the year:

Name	Position
Mr Nicolás Villén Jiménez	Chief Financial Officer
Mr Jaime Aguirre de Cárcer Moreno	General Manager of Human Resources
Mr José Manuel Ruíz de Gopegui Dronda	General Manager of Construction
Mr Álvaro Echániz Urcelay	General Manager attached to the Managing Director's office
Mr Santiago Olivares Blazquez	General Manager of Services
Mr Iñigo Meirás Amusco	General Manager of Airports
Mr Javier Alvarez Laorga	Head of Internal Audit
Mr Valentín Alfaya Arias	Manager of Quality and Environment
Mr Gregorio Panadero Illera	Head of Communications
Mr Ignacio Martínez-Jorcano Eguiluz	Head of Information Systems
Mr Enrique Fuentes Egusquiza	Head of Market Research and Analysis [SEE NOTE IN SECTION G]

Total remuneration of senior management (in thousand euro)	8,176

B.1.3 Indicate in an aggregate way any guarantee or "golden handshake" clauses in favour of senior management members, including executive directors, of the company or its group for the event of dismissal or change of control. Indicate whether these contracts have to be notified to and/or approved by the company's or group's bodies:

Number of beneficiaries	

	Board of Directors	**Shareholders' Meeting**
Body that authorises the clauses		

	YES	**NO**
Is the Shareholders' Meeting informed of the clauses?		

B.1.14 Indicate the process to establish the remuneration for board members and the corresponding bylaw clauses:

Process for establishing the remuneration for members of the Board of Directors and bylaw clauses

a) **Process to establish the remuneration for Board members (Board of Directors Regulation).**

The Nomination and Remuneration Committee proposes the system and annual amount of directors' remuneration to the Board of Directors. Board approval of additional directors' remuneration for their management duties must be based on consultation with that same Committee.

In both cases, the decision will be made by the Board of Directors and, where required by law, will also be submitted to the Shareholders' Meeting for approval.

b) **Bylaws and regulations governing directors' remuneration**

Article 25 of the Company Bylaws regulates directors' remuneration:

"For performing their duties, the members of the Board of Directors shall receive an amount equivalent to 3% of consolidated earnings attributable to the Company in the year. The Board may decide not to appropriate its full share in any given year, in which case the Directors shall not accrue any rights to the part not appropriated. In any case, that share in Company earnings can only be allocated after compliance with the requirements established in article 130 of the Spanish Corporations Law.

Within the limits of the preceding paragraph, remuneration formulae may be established that comprise the delivery of shares, stock options or options that are referenced to the share price.

The Board of Directors shall determine the form and amount of the distribution among its members each year, which can be done individually based on the participation of each director in the Board's tasks.

The remuneration envisaged in this article shall be compatible with, and independent of, salaries, other remuneration, indemnities, pensions, stock options or compensation of any type established generally or individually for members of the Board of Directors who perform executive functions, whatever the nature of their relationship with the company, whether employment (ordinary or special senior management contracts), mercantile or on a provision of services basis, which relationships shall be compatible with their status as members of the Board of Directors.

The Company may arrange third-party liability insurance for its directors."

Additionally, article 31 of the Board of Directors Regulation states:

To calculate the percentage of Board remuneration over the year's earnings and check that it is within the maximum established, any qualifications made by external auditors whose impact on the profit and loss account in the corresponding year is deemed to be significant should be considered.

The Board may establish objective criteria to determine the remuneration and require that part or all of it be used to acquire Company shares; this was done as a result of resolution adopted on 26 February 2003 and partially amended on 26 March 2004.

c) **Remuneration system for the Board of Directors in 2007.**

In terms of structure and application, the remuneration system remains unchanged since 2004.

Description

The Board of Directors remuneration system consists of a fixed total annual amount of per-diems and bylaw-mandated remuneration for all the directors, capped at 3% of the year's consolidated earnings attributable to the company (in accordance with article 25 of the Bylaws), once the financial statements are authorised.

For 2007, total remuneration will be 1,300,000 euro, the first time the amount has been revised since 2004.

Distribution

The amount will be distributed as follows:

Allowances for attending meetings of the Board of Directors, Executive Committee or its Advisory Committees (unchanged since 2004):

Board of Directors meeting attendance	3,250 euro/meeting
Executive Committee meeting attendance	2,000 euro/meeting
Audit and Control Committee meeting attendance	1,500 euro/meeting
Nomination and Remuneration Committee attendance	1,500 euro/meeting

The allowance for the Chairmen of the three committees (Executive, Audit and Control, and Nomination and Remuneration) was double the amount established for the other members.

The amount paid under this heading in 2007 totalled 562 thousand euro.

The per diems for 2007 were deducted from the fixed amount that was established, 1,300,000 euro, leaving 738,000 euro. That remainder was divided into 13, applying to the resulting quotient the following factors in the allocation of individual amounts: Board Chairman: *2; First Vice-Chairman *1.75; Second Vice-Chairman *1.25 and other Board members *1.

Section G) of this report contains itemised information of the directors' bylaw-mandated remuneration in the clarification note on remuneration.

Mandatory investment in company shares.

Since 2004, all Directors are obliged to use their directors' remuneration (per diems and bylaw-mandated attendance fees) to the acquire shares of the company. These acquisitions are made through purchases on the market on pre-established dates, specifically the first stock market session after the dates that the CNMV establishes each year as the deadlines for listed companies to release their periodic public information. The shares acquired in a given calendar year can only be sold by the director after three full years have elapsed, as decided by the Board of Directors in 2004.

State whether the Board has reserved the right to approve the following matters;

	Yes	No
On the proposal of the company's chief executive, the appointment and removal of senior officers, and their compensation clauses.		X
Directors' remuneration and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.	X	

B.1.15 State whether the Board of Directors approves a detailed compensation policy and specify the matters which it covers:

Yes X **No ☐**

	Yes	No
The amount of the fixed components, itemised where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to;	X	
Variable remuneration components	X	
The main characteristics of pension systems, with an estimate of their amount or annual equivalent cost.	X	
Terms and conditions that must be included in the contracts with executive directors performing senior management duties, which will include	X	

B.1.16 State whether the board submits a report on the directors' remuneration policy to the advisory vote of the Shareholders' Meeting, as a separate point on the agenda. In which case, describe the points in the report dealing with remuneration policies approved by the Board for future years, the main policy changes, and a general summary of how the remuneration policies were applied throughout the year. Describe the role of the Remuneration Committee and, external advisors were engaged, indicate their identity:

Yes ☐ **No X**

Issues covered by the report on remuneration policy
In connection with 2007, and in accordance with article 34.5 of the Board Regulation, after consultation with the Nomination and Remuneration Committee, the Board of Directors drew up a Report on Remuneration which gives detailed information about the following issues, among others:

- Issues relating to remuneration policy: approval, criteria, bylaw and regulation clauses governing Board remuneration.
- 2007 Remuneration system for the Board of Directors, specifying the different items making up executive directors' remuneration.
- New aspects of remuneration policy.
- Remuneration policy planned from 2008 onwards.
- Other information.

Coinciding with the publication of the notice of the Shareholders' Meeting, the Report on Remuneration has been placed at the shareholders' disposal; it can be viewed in the chapter on Corporate Governance of the Company's annual report on the web site (www.ferrovial.com).

Role of the Remuneration Committee
As stated above, the Nomination and Remuneration Committee examined the Report on Remuneration prior to its authorisation by the Board of Directors. The Committee's functions with regard to remuneration are as follows: - Powers to propose the directors' remuneration. - A report, prior to Board authorisation, on the additional remuneration payable to executive directors for their executive functions. - Oversight of compliance with the remuneration policy set by the company.

	Yes	No
Were external advisors used?	X	
Identify of external advisors	**(See section G)**	

B.1.17 Identify any board members who are also directors, executives or employees of companies with significant stakes in the listed company and/or in subsidiaries of its group:

Name of director	Name of significant shareholder	Position
Mr Rafael del Pino y Calvo-Sotelo	Portman Baela, S.L.	Managing Director
Ms. María del Pino y Calvo-Sotelo	Portman Baela, S.L.	Vice-Chairwoman

Identify any significant relationships, other than those stated in the preceding section, between board members and significant shareholders and/or subsidiaries in the group:

Name of related director	Name of related significant shareholder	Description of relationship

B.1.18 Indicate whether there were any amendments to the board regulation in the year.

Yes X **No ☐**

Description of the amendments
On 23 February 2007, the Board of Directors approved the new wording of the Regulation in order to adapt it to the recommendations in the Unified Code of Corporate Governance assumed by the Company which had to be incorporated into its internal regulations. The Shareholders' Meeting on 30 March 2007 was informed of the approval of this new Regulation.

B.1.19 Indicate the procedure for appointing, re-appointing, assessing and removing directors. Indicate the competent bodies, the process and the criteria for each procedure.

Board composition

The Bylaws and the Regulation state that the Board of Directors shall strive to ensure that external or non-executive Directors represent a broad majority of the Board. The Board must also strive to ensure that the majority group of external directors includes proprietary directors and independent directors, with a significant proportion of the latter. In any case, as was approved in 2007, independent directors must constitute at least one-third of the total number of directors.

Selection of Directors.

The Board of Directors Regulation establishes a selection procedure for the appointment and re-appointment of Directors. When applied, this process has been carried out with the involvement of external firms.

The functions of the Nomination and Remuneration Committee including drafting candidate selection criteria. Under article 26 of the Regulation, appointments and re-appointments of directors must be preceded by:

- a proposal of the Nomination and Remuneration Committee, in the case of independent directors.

- A prior report, the case of other categories of director.

Every effort is made to ensure that candidates are persons of acknowledged repute, competence and experience, particularly in relation to candidates for the position of independent director, who must comply with the corresponding provisions of the Regulation.

The Board of Directors Regulation also states that proprietary directors cannot have stable significant commercial, economic, labour or professional relations, directly or indirectly, with Ferrovial, except those inherent to the posts as Chairman or Managing Director.

The Board Regulation does not establish any specific requirement for appointing the Board Chairman.

As provided in its Board Regulation, the Company will organise induction programmes for new directors provide them with sufficient general knowledge of Ferrovial, including its corporate governance rules.

Candidates for appointment, re-appointment or removal may not participate in debates or votes regarding their appointment, re-appointment or removal. Furthermore, votes will be secret.

Term of office.

In accordance with the Company's Bylaws and the Board Regulation, a Director's term of office is three years, with the possibility of re-appointment.

Independent Directors must tender their resignation to the Board of Directors and, if the latter sees fit, resign after twelve (12) years on the Board, without prejudice to the possibility of their continuing as director in another category.

Appointment of the Managing Director, Board Secretary, and members of the Board Committees.

The Nomination and Remuneration Committee must:

- Advise beforehand on the appointment and removal of the managing director and, at the request of the Chairman, of the Board secretary.

- Propose the members who will form part of each Committee.

Assess the Board of Directors.

Under the new Board Regulation, each year the Board must assess:

- The quality and efficiency of its operation;

- The performance of the Company's Chairman and Managing Director, based on a report by the Nomination and Remuneration Committee.

- The performance of its committees, on the basis of the reports they have issued.

Work that commenced in 2006 to assess the performance of the Board as a body, by analysing its organisation and working in the light of the principal recommendations and practices in the market, plus an individual analysis of each member, plus an assessment of the performance of the Chairman and Managing Director, was completed in 2007.

As on previous occasions, the company received external assistance from an specialised outside firm which met with the Board to discuss the results of its work.

The Board of Directors also assessed the working of the Nomination and Remuneration and the Audit and Control Committees based on the reports they had produced. The outcome of the evaluation was satisfactory in both cases and it was found that both Committee are fulfilling their assigned duties satisfactorily.

B.1.20 Indicate the reasons for which directors may be forced to resign.

The Regulation also establishes the reasons for which a Director must tender his/her resignation. In addition to resigning when the period for which they were appointed ends or when the Shareholders' Meeting so

decides, the Regulation also envisages the following causes, in addition to the aforementioned limitation referring to independent directors:

- Executive directors, when the Board sees fit.

- In the case of Proprietary Directors, when the stake in the Company that enabled them to be appointed as such is wholly disposed of. Proprietary directors must also resign when that stake is reduced to a level which requires its number of proprietary directors to be reduced.

- When directors incur in any of the cases of incompatibility or prohibition envisaged by law or by the internal regulations.

- At the Board's request, because the director has violated his/her obligations.

- When the director's continuance on the Board may jeopardize Ferrovial's interests.

- When directors reach the age of 70. The Chairman and Vice-Chairman (if executive), the Managing Director and Secretary of the Board must resign at 65, but may continue as Directors and hold the office of Chairman or Vice-Chairman if they are not executives.

- When there are significant changes in their professional situation or in the conditions by virtue of which they were appointed directors.

- When, because of events attributed to the director, the Board considers that his/her continuance on the Board causes serious damage to the Company's net worth or reputation. In particular, if the director is charged with or tried for any violation of article 124 of the Spanish Corporations Law, the Board will examine the case as soon as possible and decide whether it is advisable for the director to remain in office or not, and it must set out the criteria for its decision in the Annual Corporate Governance Report.

The Board of Directors Regulation provides that the Board cannot propose the removal of independent directors before the end of their term except where the Board finds just cause based on consultation with the Nomination and Remuneration Committee. In particular, such cause is deemed to exist in the event of dereliction of duty, legal incompatibility or any of the other causes listed above.

The removal of Independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the Company's capital structure that make it advisable to revise the proportionality criteria set out in the corporate governance recommendations.

B.1.21 Detail whether the functions of the company's top executive fall on the board chairman. If so, indicate the measures taken to limit the risk of a single person accumulating power:

Yes X **No ☐**

Measures to limit risk
A) Powers of the Board of Directors. The function of the Board of Directors is to manage, represent and supervise as may be necessary so as to ensure that the company meets its

corporate purpose, while seeking to protect the company's general interests and create value to the benefit of all the shareholders.

Without prejudice to the powers delegated to it, the Board, directly or through its Committees, has exclusive powers regarding a number of matters, including:

- Approval and oversight of the strategies established for the Company's development.
- Oversight and evaluation of the executives' conduct of business.
- Incorporation of new companies and acquisition or sale of stakes in existing companies, where the latter imply the obtainment or loss of a majority stake, exceeding certain percentages of ownership, or the commencement or abandonment of business lines.
- Mergers, spin-offs or concentrations involving the Company or any of its direct investees.
- Investment, divestment, financing or guarantee transactions involving substantial group assets or for amounts above specific thresholds.
-

B) Managing Director

Since being floated on the Spanish stock market, the company has had a Managing Director.

C.- The Board of Directors has also appointed a Lead Director. (See following section)

State whether the company has established rules to empower an independent director to request a board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board's evaluation; detail any such rules.

Yes X **No ☐**

Detail the rules
Lead Director. Article 15 of Board regulations states that when the Chairman is also the chief executive of the company, one of the independent directors should coordinate the external directors. In particular, the lead director will channel all questions and concerns of the external directors, and may call meetings of the Board and include points to the agenda. The lead director must be an independent director. He/she will be appointed by the Board of Directors, at the proposal of the Nomination and Remuneration Committee. On 29 June 2007, the Board of Directors voted, at the proposal of the Nomination and Remuneration Committee, to appoint Jaime Carvajal Urquijo as Lead Director.

B.1.22 Is a supermajority, other than the legal majority, required in some decisions?

Yes ☐ **No X**

Explain how resolutions are adopted by the board of directors, stating at least the quorum and type of majority required to adopt resolutions:

Adopting resolutions		
Description of resolution	**Quorum**	**Type of majority**
All resolutions	At least half the members	Absolute majority of attendees

B.1.23 Detail whether there are specific requirements, other than those relating to directors, for appointing the board chairman.

Yes ☐ **No X**

Description of requirements

B.1.24 Indicate if the chairperson has a casting vote:

Yes X **No ☐**

Issues on which there is a casting vote
In the event of a tie on any issue, the chairperson has the casting vote.

B.1.25 Indicate if the bylaws or board regulation establish an age limit for directors:

Yes X **No ☐**

Age limit for chairperson 65

Age Limit for Executive Director 65 **Age limit for Board Members 70**

B.1.26 Indicate if the bylaws or board regulation establish a term limit for independent directors:

Yes X **No ☐**

Maximum term (years)	12

B.1.27 When there are few or no female directors, indicate the reasons for this situation and the measures taken to correct it.

Detail the reasons and initiatives
The Board of Directors has one female member.

In particular, state whether the Nomination and Remuneration Committee has established procedures to ensure that the selection processes have no implicit bias that might hamper the selection of female candidates, and to ensure that female candidates with the right profile are actively sought:

Yes ☐ **No** ☐

Describe the main procedures

B.1.28 Indicate whether there are formal processes for delegating votes in the board of directors. If so, give a brief description.

In accordance with the Bylaws and the Board of Directors Regulation, if a Director cannot attend a meeting, he/she must try to grant a special written proxy to another Board member that includes the appropriate instructions, if the agenda allows.

B.1.29 Indicate the number of board of directors meetings held in the year.Also, state the number of times that the chairperson did not attend the board meeting:

Number of board meetings	11
Number of board meetings without the presence of the Chairman	0

Indicate the number of meetings held by board committees in the year:

Number of executive committee meetings:	8
Number of meetings held by the Audit Committee	6
Number of meetings held by the Nomination and Remuneration Committee	5
Number of meetings held by the Nomination Committee	
Number of meetings held by the Remuneration Committee	

B.1.30 Indicate the number of board of directors meetings held in the year which were not attended by all members. Proxies granted without specific instructions are not counted as absences:

Number of meetings missed by directors during the year	4
Absences as a % of the total number of votes during the year	3.45%

B.1.31 Indicate whether the individual and consolidated financial statements that are presented for board approval are certified beforehand:

Yes X **No** ☐

Indicate any person that has certified the company's individual and consolidated financial statements for board authorisation:

Name	Position
Mr Rafael del Pino y Calvo-Sotelo	Chairman
Mr Joaquín Ayuso García	Managing Director
Mr Nicolás Villén Jiménez	Chief Financial Officer

B.1.32 Detail whether the board of directors has established any mechanisms to ensure that the individual and consolidated financial statements authorised by it are presented to the Shareholders' Meeting with a clean auditors' report.

Regarding the function of drafting the financial statements, the Board Regulation states the following:

- The financial statements shall be drafted in such a way to avoid any qualifications from the auditor.

- Nevertheless, if there is a qualification and the Board believes that its own position is sound, the Chairman of the Audit and Control Committee and, if requested, the external auditor must publicly explain the content and scope of the discrepancy.

B.1.33 Is the board secretary a director?

Yes X **No ☐**

B.1.34 Describe the procedures for appointment and removal of the Secretary of the Board, stating whether Nomination Committee was consulted and the appointment or removal was approved by the full Board.

Procedure for appointment and removal
The Secretary to the Board of Directors need not be a director. The Secretary is appointed at the proposal of the Chairperson by means of a vote by the Board of Directors following consultation with the Nomination and Remuneration Committee.

	Yes	No
Is the Nomination Committee consulted on the appointment?	X	
Is the Nomination Committee consulted on the removal?	X	
Does the full Board approve the appointment?	X	
Does the full Board approve the removal?	X	

Is the Board Secretary entrusted in particular with ensuring compliance with corporate governance recommendations?

Yes X **No ☐**

Comments
In accordance with the Board of Directors Regulation, the Secretary is in charge of verifying the Company's compliance with the corporate governance regulations and of interpreting them, as well as considering the corporate governance recommendations which the Company decides to assume and analysing those that arise from time to time with a view to including them in the company's internal regulations.

B.1.35 Indicate whether the company has established mechanisms to maintain the independence of auditors, financial analysts, investment banks and rating agencies.

Audit and Control Committee.

Another function of the Audit and Control Committee is to propose the appointment, conditions of engagement, extent of professional mandate and, where appropriate, revocation or non-renewal, of the auditor.

The Audit and Control Committee can not, in any event, propose to the Board of Directors to engage an audit firm where the fees it plans to pay, under all headings, exceed 5% of the firm's total revenues in the last business year.

Internal procedures

According to the Company's internal procedures, the Financial Department is responsible for engaging external auditors when companies are acquired (due diligence) or other special work is performed that requires external auditors.

Morever, the Company has an internal procedure (which was amended in 2007) by virtue of which the engagement of any professional consultancy or advisory service from any audit firm or firm related to them, whether or not they are entrusted at that time with the audit of the financial statements of Grupo Ferrovial, S.A. parent company or consolidated group or of any company in its group must be authorised beforehand by either the Audit and Control Committee or the CFO, depending on whether or not the amount involved exceeds certain thresholds. The Audit and Control Committee will also be given a half-yearly report summarising engagements of this time that are effectively made.

Restrictions on hiring analysts.

The Nomination and Remuneration Committee establishes measures to check that Ferrovial does not hire, as employees or senior executives, persons who have covered the company at a rating agency in the two years after leaving such agency. In 2007, at the initiative of the Nomination and Remuneration Committee, the Company implemented new measures in this area.

B.1.36 State whether the Company changed its external auditor during the year. If so, identify the incoming and outgoing auditor:

Yes ☐ **No X**

Outgoing auditor	Incoming auditor

If there was a disagreement with the outgoing order, describe it:

Yes ☐ **No ☐**

Explanation of the disagreement

B.1.37 Indicate whether the audit firm performs work for the company and/or its group other than auditing and, if so, state the fees received for such work and those fees as a percentage of total fees billed to the company and/or its group.

Yes X **No ☐**

	Company	**Group**	**Total**
Fees for work other than auditing (thousand euro)	212	8,709	8,921
Fees for work other than auditing/Total fees billed by the audit firm (%)	1.63%	67.09%	68.72%

B.1.38 State whether or not the auditors' report on the previous year's financial statements was qualified. If it was, state the reasons given by the Chairperson of the Audit Committee to explain the content and scope of the qualification or exception.

Yes ☐ **No X**

Description of the reasons

B.1.39 Indicate the number of consecutive years that the current audit firm has been auditing the financial statements of the company and/or its group. Also, indicate the number of years audited by the current audit firm as a percentage of the total number of years in which the financial statements have been audited:

	Company	**Group**
Number of consecutive years	5	5

	Company	**Group**
No. of years audited by the current audit firm/No. of years that the company has been audited (%)	26.34%	26.34%

B.1.40 Indicate the stakes owned by members of the company's board of directors in companies whose activity is the same, analogous or complementary to the corporate purpose of the company and its group that have been notified to the company. Also, indicate the positions they hold or the functions they perform in those companies:

Name of director	Company name	Stake (%)	Position or functions
Mr Joaquín Ayuso García	Cintra Concesiones de Infraestructura de Transporte, S.A.	0.002%	Vice-Chairman [See additional information in section B.1.7 and section G]
Mr Santiago Eguidazu Mayor	Cintra Concesiones de Infraestructuras de Transporte, S.A.	0.002%	
Mr José María Pérez Tremps	Cintra Concesiones de Infraestructuras de Transporte, S.A.	0.001%	Director

B.1.41 Indicate whether there is a procedure for directors to engage external consultants and, if so, provide details.

Yes X **No ☐**

Detail the procedure
The Board of Directors Regulation allows directors to request information without restriction from senior management, by giving notice of this to the Chairperson, and to request any other information that they may reasonably need from the Chairperson, Managing Director or Board Secretary. The Board of Directors Regulation establishes that, in order to assist them in discharging their duties, external directors may request the engagement, at the Company's expense, of legal, accounting and financial consultants and other experts for major, complex problems. The request for the engagement of external consultants must be made to the Company Chairperson and the Board of Directors can reject the request only in limited circumstances. There is a specific provision that enables members of the Audit and Control Committee to be assisted by experts in the discharge of their duties.

B.1.42 Indicate whether there is a procedure for directors to have the necessary information to prepare for the meetings of the governing bodies with sufficient time and, if so, provide details.

Yes X **No ☐**

Detail the procedure
The Board drafts an annual schedule of meetings and agendas. Board of Directors meetings are convened by written notice addressed personally to each director, with the necessary documentation about the agenda, at least one day before the date of the meeting, except in the event of extraordinary circumstances. Also, the Board of Directors Regulation allows directors to request information directly from senior management, giving notice of this to the Chairperson of the Company, and request information that they may reasonably need from the Chairperson, Managing Director or Board Secretary.

B.1.43 State whether the company has rules obliging directors to inform the board of any circumstance that might harm the organisation's name or reputation, and describe any that exist:

Yes X **No ☐**

Describe the rules
Under the Board of Directors Regulation, directors must tender their resignation to the Board of Directors in the following cases: ▪ When there are significant changes in their professional situation or in the conditions by virtue of which they were appointed directors. ▪ When, because of events attributed to the director, the Board considers that his/her continuance on the Board causes serious damage to the Company's net worth or reputation. In particular, if the director is charged with or tried for any violation of article 124 of the Spanish Corporations Law, the Board will examine the case as soon as possible and decide whether it is advisable for the director to remain in office or not, and it must set out the criteria for its decision in the Annual Corporate Governance Report. Directors must also inform the Company of criminal and any other charges against them which, because of their importance, may seriously impair Ferrovial's reputation.

B.1.44 State whether any member of the Board of Directors has informed the Company that he has been charged with, or tried for, any of the crimes covered by article 124 of the Corporations Law:

Yes ☐ **No X**

Name of director	Criminal charge	Comments

State whether the Board of Directors has analysed the case. If it has, detail and explain the decision as to whether or not the director should retain his/her position.

Yes ☐ **No ☐**

Decision	Reasoned explanation
Should remain in office / Should be removed	

B.2. Board of Directors Committees

B.2.1 Indicate all the Board of Directors committees and their members:

EXECUTIVE OR DELEGATE COMMITTEE

Name	Position	Category
Mr Rafael del Pino y Calvo-Sotelo	Chairman	Executive and proprietary
Mr Santiago Bergareche Busquet		Independent
Mr Jaime Carvajal Urquijo		Independent
Mr Joaquín Ayuso García		Executive
Ms. María del Pino y Calvo-Sotelo		Proprietary
Mr Santiago Eguidazu Mayor		Independent
Mr José María Pérez Tremps		Executive

AUDIT AND CONTROL COMMITTEE

Name	Position	Category
Mr Gabriele Burgio	Chairman	Independent
Mr Santiago Eguidazu Mayor		Independent
Mr Juan Arena de la Mora		Independent
Portman Baela, S.L.		Proprietary

NOMINATION AND REMUNERATION COMMITTEE

Name	Position	Category
Mr Jaime Carvajal Urquijo	Chairman	Independent
Mr Santiago Bergareche Busquet		Independent
Mr Gabriele Burgio		Independent
Mr Juan Arena de la Mora		Independent

APPOINTMENTS COMMITTEE

Name	Position	Category

REMUNERATION COMMITTEE

Name	Position	Category

________ COMMITTEE

Name	Position	Category

B.2.2 Indicate which of the following functions are attributed to the Audit Committee:

	Yes	No
Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.	X	
Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.	X	
Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department's budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.	X	
Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.	X	
Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms and conditions of his engagement.	X	

Receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management are acting on its recommendations.	X	
Monitor the independence of the external auditor	X	
In the case of groups, urge the group auditor to take on the auditing of all component companies.	X	

B.2.3 Describe the rules that govern each Board committee and their responsibilities

Executive Committee.

The Executive Committee has been delegated with all the powers corresponding to the Board of Directors, except those whose delegation is forbidden by law or the Bylaws. It is entrusted with proposing and overseeing Ferrovial's financial, commercial and investment strategies.

Nevertheless, article 18.1 of the Board of Directors Regulation establishes that the decisions listed there should be made by the Executive Committee only in the case of emergency, and they must be ratified subsequently by the Board of Directors.

The rules governing the composition and working of this committee are based on the principles that govern the Board of Directors and are included in the corresponding Regulation.

Meetings of the Executive Committee are minuted; the minutes are circulated to all Board members so that they are aware of the issues discussed and the decisions adopted at those meetings.

Advisory Committees.

The Advisory Committees to the Board of Directors are the Audit and Control Committee and the Nomination and Remuneration Committee, which were created in 1999.

These Committees comprise external Directors only, in accordance with the Board Regulation, and they have the powers of information, advice, supervision and proposal in the matters of their respective competence. The committees' powers of proposal do not preclude the possibility of the Board deciding on such matters on its own initiative, while duly consulting the corresponding committee.

According to the Board Regulation, a decision which clashes with a Committee's recommendations can only be adopted with a resolution by the Board of Directors.

In accordance with the Board Regulation, the Chairmen of both Committees are independent Directors. They also share the same limits as to minimum and maximum number of members, as established by the Board Regulation: between four and six.

The minutes of advisory committee meetings are circulated to all Board members. The business transacted at such committee meetings are reported to the next meeting of the Board.

Regarding the responsibilities attributed to each committee, see the next sections.

B.2.4 Indicate each committee's powers to advise, consult and delegate:

Name of committee	Brief description
Executive Committee	The Executive Committee has been expressly delegated with all the powers corresponding to the Board of Directors, except the powers that cannot be delegated under law or the Bylaws. It is entrusted with proposing and overseeing Ferrovial's financial, commercial and investment strategies.
Audit and Control Committee	The main functions of the Audit and Control Committee are as follows: In connection with external auditors: ▪ Make recommendations to the Board of Directors, for submission to the Shareholders' Meeting, regarding the appointment of the external auditor, and the terms and conditions of his engagement. ▪ Decide on the scope of companies in the Company's group over which the auditor must assume responsibility for auditing. ▪ Liaise between the Board of Directors and the external auditors, and assess the results of each audit. Receive regular reports from the external auditors on the progress of their work, and check that senior management are acting on its recommendations. Liaise with the external auditors to receive information from them on issues that may jeopardise their independence. ▪ Establish measures to oversee the provision of advisory and consulting services by the external audit firm. In connection with financial reporting: ▪ Be apprised of the company's financial reporting process and internal control systems. Advise Board on changes in accounting criteria. ▪ Supervise the information which the Board of Directors must approve and include in its annual public documentation. ▪ Assist the Board in its mission of ensuring the correctness and reliability of periodical financial information.

	In connection with the external auditor: ▪ Propose the selection, appointment, re-appointment or replacement of the head of internal audit, and the related budget. ▪ Supervise the internal audit units, approve and check compliance with the audit plan. Ascertain the degree of compliance with the corrective measures recommended by the internal audit unit to senior management. Other functions. ▪ Analyse and evaluate the main business risks and the systems established to manage and control them. ▪ Establish and supervise a system whereby any member of staff can report, confidentially and, if they wish, anonymously, any inefficient situations, cases of improper behaviour or any material breaches. ▪ Monitor compliance with the internal regulations relating to corporate governance and to the securities markets. In particular, advise on exemptions and authorisations with regard to directors' duties, and on transactions between the Company and shareholders, directors and senior management which require the approval of the Board. The Audit and Control Committee drafts an annual report on its activities that is included in the Company's management report. Its Chairperson also informs the Shareholders' Meeting of this Committee's activities.

Nomination and Remuneration Committee	Its main functions are: ▪ Make proposals for the appointment of independent directors and advise on proposals for the appointment of other directors. ▪ Advise on the appointment of the Managing Director and Board Secretary. ▪ Propose the members of each Committee. ▪ Propose the Lead Director. ▪ Propose the system and amount of annual remuneration for directors and advise on the annual remuneration for executive directors and the other conditions of their contracts. ▪ Advise on the appointment or dismissal of the executives who report directly to the Managing Director. ▪ Advise on the contracts and remuneration system for senior management. ▪ Analyse the process to allow an orderly succession of the Chairman and Managing Director.

B.2.5 Indicate if there are any Board committee regulations, where they can be consulted, and amendments made in the year. Also, indicate if an annual report on each committee's activities has been drafted voluntarily.

I.- Board Committee Regulations:. Board Regulation.

The Executive Committee is governed by the Board Regulation and, where applicable, by the rules laid down for the Board of Directors

The composition, positions, functioning rules and powers of the Audit and Control Committee are governed by the Bylaws.

Moreover, the Board of Directors Regulation establishes that the advisory committees shall regulate their own function and, where there are no specific provisions, the rules of functioning established by the Regulation in relation to the Board shall apply, provided that they are compatible with the committee's nature and purpose.

II.- Viewing the Board Regulation.

The Board of Directors Regulation is registered at the Mercantile Registry and can be accessed via the corporate web site **www.ferrovial.com**.

On 23 February 2007, the Board of Directors approved the new wording of the Regulation in order to adapt it to the recommendations in the Unified Code of Corporate Governance assumed by the Company which had to be incorporated into its internal regulations

The Shareholders' Meeting on 30 March 2007 was informed of the approval of this new Regulation

III.- Annual Report of the Audit and Control Committee

The Audit and Control Committee drafts an annual report on its activities that is included in the Company's directors' report. Its Chairperson also informs the Shareholders' Meeting of this Committee's activities.

B.2.6 Indicate if the executive committee's composition reflects the composition of the board in terms of director type:

Yes X **No ☐**

If not, detail the composition of the executive committee.

C RELATED-PARTY TRANSACTIONS

C.1 State whether the full Board has reserved for itself the power to approve transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto, subject to a favourable opinion of the Audit Committee or any other committee entrusted with this function:

Yes X **No ☐**

C.2 Detail significant transactions involving a transfer of funds or liabilities between the company or subsidiaries in its group and significant shareholders of the company:

Name of significant shareholder	Name of group company or entity	Nature of relationship	Type of transaction	Amount (thousand euro)
Members of the "controlling family group"/their related parties	Ferrovial Servicios S.A./ subsidiaries	Commercial	[SEE ADDITIONAL INFORMATION IN SECTION G] Facility management in Madrid and upkeep, maintenance and repair services	183
Members of the "controlling family group"/their related parties	Ferrovial Servicios S.A./ subsidiaries	Commercial	Facility management in Madrid	180
Members of the "controlling family group"/their related parties	Ferrovial Conservación, S.A.	Commercial	Office owned by shareholders leased in Madrid	180

Members of the "controlling family group"/their related parties	Ferrovial Agromán, S.A./ subsidiaries	Commercial	Construction work	3,138
Members of the "controlling family group"/their related parties	Ferrovial Servicios S.A./ subsidiaries	Commercial	Facility management in Madrid	315
Members of the "controlling family group"/their related parties	Ferrovial Servicios S.A./ subsidiaries	Commercial	Maintenance, upkeep and repair activities	135

C.3 Detail transactions involving a significant transfer of funds or liabilities between the company or subsidiaries in its group and directors or executives of the company:

Name of director or executive	Name of group company or entity	Nature of transaction	Type of transaction	Amount (thousand euro)
Rafael del Pino y Calvo-Sotelo	Ferrovial Agromán, S.A./ subsidiaries	Commercial	Advise on works management	80
Santiago Eguidazu Mayor	Grupo Ferrovial / subsidiaries	"	Advances for purchase of real estate	66
Banesto	Ferrovial Group companies	"	Collection of business commissions and settlement of collected derivatives	28,254
Banesto	Ferrovial Group companies	"	Payment of commissions for derivatives	8,431
Banesto	Ferrovial Group companies	"	Interest paid	4,261
Banesto	Ferrovial Group companies	"	Interest payments	22,934
Banesto	Ferrovial Group companies	"	Drawn credit lines	288,100
Banesto	Ferrovial Group companies	"	Balance drawn on confirming and documentary credit lines	27,500
Banesto	Ferrovial Group companies	"	Balance drawn on credit lines	336,400
Ericsson	Ferrovial Servicios, S.A./ subsidiaries	"	Facility management	6,421
Aviva	Ferrovial Group companies	"	Insurance policies	2,266

Bankinter	Ferrovial Group companies		Payment of miscellaneous commissions	9
Bankinter	Ferrovial Group companies		Interest paid	1,284
Bankinter	Ferrovial Group companies		Interest paid	828
Bankinter	Ferrovial Group companies		Balance drawn on credit lines	18,700
Bankinter	Ferrovial Group companies		Drawn confirming	55,900
Bankinter	Ferrovial Group companies		Guarantee lines used	1,600
NH Hoteles	Ferrovial Group companies	"	Hospitality services provided by NH Hoteles and companies in its group	103
Almirall	Ferrovial Servicios, S.A./ subsidiaries		Facility management services	106
Lafarge Asland	Ferrovial Group companies		Purchase of goods	128
Lafarge Asland	Ferrovial Servicios S.A./ subsidiaries		Waste collection services	388
Asea Brown Boveri	Ferrovial Agromán, S.A./ subsidiaries		Equipment repair and upkeep services received	709

C.4 Detail the significant transactions between the company and other companies in the group, except those that are eliminated in consolidation or do not form part of the company's normal operations with regard to their purpose and conditions:

Name of the group entity	Brief description of transaction	Amount (thousand euro)
	[SEE SECTION G]	

C.5 State whether any members of the Board of Directors have found themselves, at any time during the year, in a situation of conflict of interest as provided in article 127 ter of the Corporations Law.

Yes X **No ☐**

Name of director	Description of conflict of interest
Mr Santiago Eguidazu Mayor	In 2007, the director notified the Company of the existence of a potential conflict of interest due to the engagement of N Más Uno Corporate Finance by Promociones Habitat, S.A. to reorganise the debt of the latter company, of which Grupo Ferrovial, S.A. is a shareholder. Mr. Eguidazu is Chairman of N más Uno IBG S.A., the group's parent company. As in 2006, when N más Uno Corporate Finance provided advisory services to one of the bidders for Grupo Ferrovial's Real Estate division, Mr. Eguidazu withdrew from the Board meetings which discussed or debated Ferrovial's investment in Habitat.

C.6 Detail the mechanisms established for detecting, determining and resolving possible conflicts of interest between the company and/or its group, and its directors, executive or significant shareholders.

The Board of Directors Regulation establishes that, among other obligations, Directors must strive to avoid situations that might involve a conflict of interest and must provide the Board Secretary with due advance notice of any such situations.

If required, the matter is submitted to the Board of Directors.

In any case, Directors must not attend or intervene in the debates on matters in which they have a personal interest.

Those obligations also apply to controlling shareholders, senior management and persons related to them.

In particular, the Regulation also states that proprietary Directors must inform the Company of any situations that may involve a conflict of interest between the shareholders who proposed their appointment and Ferrovial. In these cases, they must not participate in adopting the corresponding resolutions.

In accordance with the Board of Directors Regulation, all professional and commercial transactions with Grupo Ferrovial, S.A. or its subsidiaries require Board authorisation, based on a report by the Audit and Control Committee. Ordinary transactions with Ferrovial require a general approval of the line of operations by the Board of Directors. However, authorisation is not required for transactions that simultaneously meet the following three conditions:

1. They are governed by standard form agreements applied on an across-the-board basis to a large number of clients.

2. They go through at market rates, generally set by the person supplying the goods or services,
3. Their amount is no more than 1% of the Company's annual revenues.

The following must comply with this system:

- Directors of Grupo Ferrovial, S.A. Applicants must withdraw from the meeting while the Board discusses and votes on the matter, and they may not delegate their vote.

- Controlling shareholders.

- Individuals who represent Directors that are legal persons.

- Senior Management.

- Other managers who the Board of Directors appoints individually.

- And related parties of persons in the foregoing categories, as defined in the Regulation.

C.7 Is more than one Group company listed in Spain?

Yes X **No ☐**

Identify the subsidiaries that are listed in Spain:

Listed subsidiaries
Cintra Concesiones de Infraestructuras de Transporte, S.A.

State whether their respective areas of activity and any business dealings between them, as well as between the listed subsidiary and other group companies, have been defined precisely in a public document;

Yes X **No ☐**

Define any relations between the parent company and the listed subsidiary, and between the latter and other group companies
When it was listed in 2004, Grupo Ferrovial, S.A. and Ferrovial Agromán S.A. (the subsidiary that operates in the construction industry), on the one hand, and Cintra, on the other, signed and made public a Framework Contract in order to regulate relations between Grupo Ferrovial and its dependent companies, on the one hand, and Cintra and its dependent companies, on the other, in connection with the following two issues: ▪ Development of transport infrastructure projects (roads and car parks). ▪ The Framework Contract regulates the duties and obligations of Cintra and the Ferrovial Group companies in connection with any bid for a concession to build, operate, maintain and/or operate transport infrastructure projects involving roads or car parks. In general, with certain exceptions, Ferrovial Group companies will build those projects and Cintra will manage them.

- Provision of intragroup services.
- The Framework Contract also establishes the general rules governing services provided by Ferrovial Group companies to Cintra, and vice versa.

Identify any mechanisms in place to resolve possible conflicts of interest between the listed subsidiary and the other group companies:

Mechanisms in place to resolve possible conflicts of interest
The Framework Contract referred to in the preceding point envisages that Cintra's Related Party Transactions Committee will perform specific supervisory and reporting functions, paying special attention to CINTRA's corporate governance and to prevention of conflicts of interest. In particular, the Related-Party Transactions Committee is in charge of supervising compliance with the Framework Contract.

D RISK CONTROL SYSTEMS

D.1 General description of the risk policy of the company and/or its group, detailing and assessing the risks covered by the system, and justify why those systems conform to each type of risk.

Introduction

Since 2003, Ferrovial has had a comprehensive risk management system in place that covers all its business activities worldwide, including investees where it has influence over management.

In a dynamic, competitive environment, this system is a major instrument for strategic business management, contributing to appropriate handling of the factors that may affect the attainment of the economic and operating objectives in the medium and long term. Ferrovial considers that comprehensive, sound, active risk management contributes to creating value both for shareholders and for other stakeholders.

The risk policy and risk management system arising from it are governed by the following principles:

- The ultimate goal of risk management is to contribute to generating sustainable profits in all business areas and activities.
- The management system is conceived under a comprehensive approach, i.e. by integrating all the strategic and operational factors that make up Ferrovial's risk profile, including economic, regulatory and legal, social, political, labour and environmental factors.
- Risk management involves all levels of the organisation with decision-making capacity, including senior management and the Board committees.
- The functions of system maintenance and risk reporting are independent of the business lines, although the latter contribute knowledge for use in analysing risks and determining the most appropriate management models in each case.
- The system contributes to balanced decisions based on a range of criteria by maintaining homogeneous, comparable yardsticks independently of the nature of the risk being evaluated.

The Company's main risks

Ferrovial operates in countries with different social and economic situations and regulatory frameworks. In this context, a range of risks arise that are considered to be inherent to Ferrovial's businesses and sectors.

In general, Ferrovial believes that significant risks are those that may compromise its employees' safety, the profitability of its activities, the financial solvency of the company or group, or the corporate reputation.

In particular, the most significant risks covered by the system are as follows:

1. Quality risks related to deficiencies or delays in executing work or providing services to customers and users.

   All the business areas have implemented quality management systems which are described in detail below. The system monitors key indicators on a continuous basis, measuring quality in delivered work (Construction) and services (Services, Toll Roads, Car Parks and Airports) in order to establish preventive measures and take early action to reduce the likelihood of the risk materialising.

   Independent experts are engaged to perform satisfaction surveys so as to identify critical sources of customer and user dissatisfaction and implement measures to address those deficiencies.

2. Environmental risks:

   (a) Risks arising from practices that may generate a significant environmental impact, mainly as a result of construction work, waste management or treatment, transport infrastructure operation, and the provision of other services.

   (b) Risk of failing to comply with current regulations, specifically those related to adapting the group's new activities to the latest environmental and planning legislation

   (c) Risks of pollution and environmental damage under the new European liability system (Directive 2004/35/CE). Although these responsibilities are limited in some business areas (Construction), the risk is considered to be material in the Services area (basically at waste management facilities) and, to a lesser extent, in Airports, Toll Roads and Car Parks (e.g. discharges from stores of fuel and other eco-toxic substances).

   These business areas have procedures for managing the environmental risk. Also, as provided by the new legislation on environmental liability, EU Member State may require operators to post bonds to cover risks of this type, starting in 2012 at the latest. For this reason, Ferrovial decided to move early; in 2007, it arranged an insurance policy to cover these risks in the terms established by European legislation.

   Also, in order to ensure the Company is fully aware of the current environmental regulations, since 2005 Ferrovial has had an on-line information system (SIGMA), accessible via the corporate intranet.

   The Quality and Environment Department also monitors forthcoming legislation, maintains close relations with legislators and participates in advisory groups so as to anticipate regulatory changes that may affect Grupo Ferrovial's activities.

   The business areas with greater environmental risks (Construction and Services) have also implemented certified environmental management systems as described in section II. 1. b). In 2007, the Toll Roads and Car

Parks division made progress implementing a standards-compliant (ISO 14001) environmental management system at the toll roads in Spain and Portugal and the car parks, which is due to be certified early in 2008.

3. Regulatory and social and political risks, particularly in the Airports and the Toll Roads and Car Parks business:

    (a) Risks of changes in the regulatory framework that might have a negative impact on the projected revenues or profit margins, mainly in the airport business.

        The UK airport subsidiary (BAA) maintains stable relations with the regulator (Regulation Steering Group) in order to anticipate changes in the regulations.

    (b) Risk of nationalisation of concessions without an indemnity payment (related to country-risk).

    (c) Social movements opposing the construction or expansion of transport infrastructure, and organised interest groups that lobby for the elimination of tolls, or any others related to concession contracts.

        Headquarters and the business areas maintain ongoing contacts with these stakeholders in order to meet their expectations and anticipate any impacts on the company.

    With regard to other social and political risks, Ferrovial's investment is focused mainly in OECD countries since their political, social and economic conditions and legal certainty are considered to be sufficient and stable. In this context, the risk that the government will renationalise the concessions is sufficiently hedged by the clauses that guarantee indemnity and compensation to concession holders.

    In any event, the Finance and Legal Departments monitor these social, political and regulatory risks constantly.

4. Financial risks, especially:

    (a) Changes in interest rates and exchange rates for activities outside Spain.

    (b) Non-payment or default of customers.

5. Risks due to damage:

    (a) Liability for damage to third parties while providing services.

        (i) Damage to third parties due to roads in a bad state of repair, in the Toll Roads business: Liability for traffic accidents and incidents because the road is in a bad state of repair.

            The quality system in place continuously monitors the level of service on the road so as to take the appropriate preventive measures.

            The Corporate Insurance Department also maintains a programme of Civil Liability with levels of cover and indemnity that are appropriate to the assessed risk.

        (ii) Incidents or accidents with aircraft at airports managed by Ferrovial.

        (iii) Incidents that might affect the safety of airport users, including those deriving from terrorist threats.

            The UK airport subsidiary (BAA) systematically monitors compliance with all the airport security regulations issued by the CAA (the UK

authority) and ICAO (international body). The airports managed by Ferrovial have also implemented best practices under the MATRA (Multi-Agency Threat and Risk Assessment) process, which is supported by public institutions (TRANSEC programme) and is based on cooperation and exchange of information with the various agencies (government departments, local authorities, emergency services, police, etc.).

BAA has also implemented a management system at corporate and division level that includes audits of compliance in these areas.

The Corporate Insurance Department maintains Third-Party Liability and Casualty policies that cover terrorist threats, with levels of cover and indemnity that are appropriate to the assessed risk.

(b) Physical damage to infrastructure developed or managed by Grupo Ferrovial, due basically to natural disasters.

Insurance has been arranged to cover damage to infrastructure and business interruption as a result of natural disasters and other lesser risks.

6. Other risks.

Additionally, other more generic or less specific occupational risks are also covered, specifically the health and safety of employees (especially in construction) and other damage to goods and assets of group companies.

Independently of the specifics described in this section, the management systems described in section II are based on comprehensive risk management and cover all Grupo Ferrovial's areas of activity and corporate spheres.

II.- Control systems

The control systems were conceived for the effective identification, measurement, assessment and prioritisation of risks. Those systems generate sufficient reliable information for the various units and bodies with risk management powers to decide in each case if they should be assumed in controlled conditions, mitigated or avoided.

Risks are identified and control measures are established in all corporate and business spheres via a system based on international global risk management standards (IRM, AIMC, ALARM). 2002).

The information used by the system is generated through a small work team that includes the heads of the Finance, Quality & Environment, Human Resources, and Legal departments, directly supervised by the General Manager of the corresponding area. All members of the work team belong to management.

The risks that are detected are assessed and prioritised by a standardised semi-qualitative procedure based on a system of relevant reliable indicators; in each case, the control and management measures established are described. This information is transmitted periodically to the corporate level, where it is compiled and cross-checked before notifying the Board's Audit and Control Committee. To facilitate identification of the main trends and decision-making, the system can produce graphic output integrating all the information into a comparable format ("risk map").

1. Quality management systems.

All the business areas have implemented ISO 9001-compliant quality management systems certified by accredited bodies. In all cases, those systems are implemented at the production centres through quality plans developed specifically for each one which ensure: (a) prior planning of the relevant processes for product and service quality; (b) systematic, documented control of such processes; and (c) sufficient feedback to detect systematic

errors and design corrective or preventive measures in order to prevent or mitigate errors in the future.

The most significant variables of the businesses' quality systems are grouped in indicators, which are reported to Ferrovial's Management Committee.

2. Environmental management systems.

The business areas have implemented environmental management systems that comply with at least the ISO 14001 standard and are certified by accredited bodies. The system has been implemented in Toll Roads and Car Parks area and will be certified early in 2008. In the production centres, those systems are adapted to the site via an environmental management plan that envisages the systematic planning and control of the processes that involve environmental risk, the applicable legal requirements, and the establishment of quantified objectives for improving environmental performance of the production centre.

There is an ongoing environmental assessment and audit of the processes, the applicable environmental practices, and the degree of compliance with the legislation. This monitoring process is the responsibility of a technical department that is independent of the production line.

Ferrovial has an innovative environmental risk control and monitoring tool called EPI (environmental performance index), which has been validated by a government-sponsored research centre (King Juan Carlos I University in Madrid) and recognised by UNESCO's Environmental Chair. The EPI is implemented and has been validated in the Construction and Service areas. Therefore, the activities with the highest environmental risk have an environmental performance indicator throughout the process and the results are reported periodically to the Management Committee and the Audit and Control Committee.

In 2007, the Services area implemented an environmental risk analysis and management procedure based on continuous monitoring of the business activities, with particular emphasis on industrial installations subject to the aforementioned liability legislation. The procedures for assessing and managing environmental risks are based on the UNE 150008 standard.

Finally, in order to ensure adequate knowledge of the current regulation on the matter, since 2005 Ferrovial has had an on-line information system (SIGMA) that can be consulted via the corporate intranet, which summarises the legal requirements in environmental matters for all the production centres in a detailed, simple way and is updated constantly.

3. Other preventive measures:

- Occupational safety systems

  In all the areas and in the corporate sphere, occupational safety systems have been applied in accordance with Law 31/1995 and its implementing regulation. Safety systems are periodically audited by external bodies accredited for this purpose.

  The areas with the most significant occupational risks, particularly Construction, have health and safety plans specifically designed for each project and are continuously monitored by central services. Monitoring visits assess on-site safety measures, including all outsourced activities. The system was co-developed with Instituto Nacional de Seguridad e Higiene en el Trabajo under the framework of an agreement signed between Ferrovial Agromán and that body in 2004.

- Financial risk control mechanisms

  Exposure to exchange rate fluctuations:

In general, management of this risk is centralised through the Finance Department, based on hedging mechanisms.

In order to ensure that projected cash flows are not affected by exchange rate fluctuations, the following are hedged:

- Multi-currency projects (awarded or in the bidding process)

- Income from foreign subsidiaries and dividends or refunds of capital expected to be received from foreign subsidiaries.

- Intragroup loans to foreign subsidiaries

- Cash of foreign subsidiaries.

- Payments to suppliers in foreign currency.

Exposure to interest rate variations:

The objective when financing infrastructure projects is to obtain a fixed interest rate when closing the deals with the financiers. When this is not possible, the company considers hedging that risk during the entire financing term (depending on the situation and on the investment volume).

Regarding the Group's floating-rate debt, the Finance Department monitors any market changes in order to take advantage of lower interest rates. Although the trend in previous years was to be exposed to interest rates, because of the change towards a net debt position, the Group decided to hedge the recently-issued debt. Those hedges cover nominal interest rates and, in some cases, real interest rates since the revenues from the financed assets are inflation-indexed.

Non-payment or default:

The risk of non-payment by private customers, mainly in the Construction area, is mitigated by a study of their solvency prior to the signature of the contract. The contractual requirements are supervised by the legal and financial departments in order to ensure that they establish sufficient guarantees in the event of non-payment, including halting the work. During the performance of the work, the finance department continually monitors the certificates, collection documents, and their effective payment.

- Crisis communication and management procedures

  The global risk management system (GRM) is tightly integrated with crisis management and business continuity procedures.

  At corporate level, risk profiling is used to identify sudden situations that might trigger a crisis with material consequences for the company. Such risks are identified in itemised catalogues for each business line; the catalogues are kept up to date and are accessible to the echelons where such situations may arise.

  These procedures include a protocol for internal and external communication to provide all decision-making levels of the organisation with access to appropriate reliable information as soon as possible in the event of a crisis.

  There are also specific procedures in the business areas' management systems that include the measures to be implemented at the levels affected by the crisis so as to mitigate harm to people and the environment, reduce the economic impact and enable business activity to be resumed as soon as possible.

RISK COVERAGE SYSTEMS.

Ferrovial has a corporate insurance policy for all its activities managed through the Corporate Insurance Unit. This department is functionally and hierarchically located within the overall risk management area with a view to taking advantage of management of the group's risk profile for the purpose of optimising Ferrovial's insurance policies from a technical and economic standpoint.

Company policy requires that insurance be arranged generally for damage to own goods and infrastructure developed by group companies and for third-party liability.

Under this common policy, risks that can be transferred partly or totally via insurance policies are continually monitored to analyse and review coverage, indemnity caps, exclusions, and premium costs.

In 2007, the process continued of optimising insurance premiums and coverage in the policies signed in the various programmes in the international sphere, taking advantage of the volume and variety of the risk exposure of all the businesses and activities, particularly Services, Toll Roads and Car Parks, and Airports.

D.2 Indicate whether any of the various types of risks (operational, technological, financial, legal, reputational, tax-related, etc.) affecting the company and/or its group materialised during the year:

Yes X **No ☐**

If so, indicate the circumstances giving rise to them and whether the established control systems worked.

Risk that materialised in the year	Circumstances that gave rise to it	How the control systems operated
No risks materialised other than those caused by the normal development of Grupo Ferrovial's various activities.	Development of the Ferrovial Group's activities	The risk prevention, reporting and control systems and the crisis management procedures were found to work effectively; therefore, the company believes that its risk management systems and resources have worked satisfactorily.

D.3 Indicate if there is a committee or other body in charge of establishing and supervising those control measures:

Yes X **No ☐**

If so, detail their functions.

Name of Committee or Body	Description of its functions
Audit and Control Committee	In accordance with the Board of Directors Regulation, the Audit and Control Committee's powers include periodically analysing and assessing the businesses' main risks and the systems established for their management and control. The Committee spends most of its meeting schedule on this function and is periodically assisted by the heads of the aforementioned corporate departments
Quality and Environment Department	This department, which reports directly to the Managing Director, is entrusted with coordinating, monitoring and reporting on the group's risk profile.
Corporate Insurance Unit	The Corporate Insurance Unit was created in 2004 with the functions described above; it forms part of the Quality & Environment Department.
Audit Department	The Audit Department, also part of the corporate structure, plans and works on the basis of the identified risks in order to assess the efficacy of the measures established for risk management.

D.4 Identify and describe the processes for compliance with the various regulations that affect the company and/or its group.

Quality and Environment Department.

The quality, environmental and occupational safety management systems are continually being assessed and audited internally. The audit plans affect both central services and the production centres. In all cases, central services audit both the business areas and the corporate department, with the cooperation of qualified technicians who know the business but are independent of the production line.

Internal audit

The Audit Department, which reports directly to the Chairperson and is at the disposal of the Board of Directors through the Audit and Control Committee, contributes to managing the risks the group faces in meeting its objectives.

The Audit Department continually analyses the control procedures and systems, organisation models and management variables of the group's main areas, including the projects within the various business lines and aspects of the various support departments. The conclusions are then reported to the heads of the areas assessed and the group's senior management, including specific recommendations aimed at implementing improvements.

The Audit Department also collaborates in investment and post-investment processes, it actively participates in fraud prevention and control, and it settles differences in internal relations between the various group companies.

To perform the aforementioned functions, the Audit Department has the knowledge and experience to enable it to have ongoing direct contact with the various businesses, and it draws on prestigious external advisors when necessary.

Code of Business Ethics.

Since 2004, Grupo Ferrovial, S.A. has a Code of Business Ethics, approved by the Board of Directors, that establishes the basic business ethics principles and commitments that all its companies, employees and executives must respect and comply with in their activities.

The document complies with the company's commitment to ensure that relations between the company, its employees and other stakeholders adhere to the principles of respect for the law, ethical integrity and respect for human rights.

In parallel, the company also established a procedure for proposing improvements, making comments and criticisms, and reporting inefficient situations, inappropriate behaviour, non-compliance with the Code of Business Ethics and other matters, all of which can be done anonymously.The new Board of Directors Regulation, approved on 23 February 2007, entrusts the responsibility for supervising this mechanism to the Audit and Control Committee.

Procedure to protect Grupo Ferrovial's assets by preventing internal fraud

Since 2005, the Ferrovial Group has had an internal procedure to protect corporate assets by preventing behaviour that may lead to fraud.

The procedure implements the corresponding principle of the Code of Business Ethics and establishes the right and obligation to report behaviour or actions that may jeopardise Group assets either to a superior or via a system through which employees can make a report (either signed or anonymous).

E SHAREHOLDERS' MEETING

E.1 Indicate and, if applicable, explain whether there are differences with respect to the minimum requirements set out in the Corporations Law in connection with the quorum needed to hold a valid General Shareholders' Meeting.

Yes ☐ **No X**

	Quorum % different from that established as a general rule in article 102 of the Corporations Law	Quorum % other than that established in article 103 of the Corporations Law for the special cases set out in article 103
Quorum required at first call		
Quorum required at second call		

Describe the differences

E.2 Indicate and, if applicable, explain whether there are differences with respect to the rules provided by the Corporations Law for the adoption of corporate resolutions:

Yes ☐ **No X**

Describe how they differ from the provisions envisaged in the Spanish Corporations Law.

	Supermajority other than that established in article 103.2 of the Corporations Law for the cases set out in article 103.1	Other cases of a supermajority
% established by the company for approving resolutions		
Describe the differences		

E.3 Detail shareholders' rights in relation to shareholders' meetings that differ from those established in the Spanish Corporations Law.

Rights and participation of shareholders.

The Shareholders' Meeting Regulation regulates shareholders' rights in relation to shareholders' meetings and, in addition to the provisions established in the Spanish Corporations Law, it envisages the following:

Powers of the Shareholders' Meeting.

In accordance with the recommendations of the Unified Code of Corporate Governance, under the Shareholders' Meeting Regulation, the Meeting is empowered to be informed of and to decide upon the transformation of the Company into a holding company through "subsidiarisation" or the transfer to dependent companies of essential activities performed previously by the company itself, any other transactions whose effect is equivalent to the liquidation of the Company.

Announcement of meetings

As soon as the likely date of the Meeting is known, the Board may post it on the Company's web site or disseminate it by any other means it sees fit.

The Board will consider the possibility of announcing the Meeting through a large number of corporate communications media.

Drafting of agendas

The Board may consider suggestions or proposals made in writing by shareholders and bearing relation to the Company's activities or interests which it deems of interest for the Meeting.

Right to be informed

The Company will post on its web site the text of all the resolutions proposed in the Agenda, with an explanation of the reasons for each one.

The Company will post on its web site the replies given to shareholders in response to the questions they raise.

Attendance of external auditors.

The external auditors must attend the Shareholders' Meeting.

Audit and Control Committee participation..

The Chairman of the Audit and Control Committee must participate in Ordinary Shareholders' Meetings.

Voting

Proposals for decisions that are substantially independent and, in particular the appointment or ratification of board members and amendments to the Articles of Association may be voted on separately.

The Company allows financial intermediaries who are acting on behalf of different clients to split their vote.

E.4 Indicate any measures adopted to encourage shareholders to participate in shareholders' meetings.

Shareholder participation

In accordance with the Board of Directors Regulation, one of the Board's functions is to encourage shareholder participation and adopt all appropriate measures to enable the Shareholders' Meeting to effectively perform its functions. The Board must strive to ensure that shareholders have all the necessary information so as to form an accurate opinion about the Company's performance.

The Shareholders' Meeting Regulation contains several provisions that encourage shareholders to participate:

- The Board must consider the advisability of disseminating the notice of meeting via a larger number of media.

- When the Board is aware of the likely date of the Shareholders' Meeting, it can communicate this through the Company's web site or via any other means it deems fit.

- Shareholders will be told, in the notice of meeting, that the Meeting is more likely to be held at first call or at second call.

- To draft the Agenda, the Board must consider the suggestions and proposals made in writing by the shareholders which bear a relation to the Company's activities and interests and which it deems to be of interest to the Meeting.

- On occasion of giving notice of the Shareholders' Meeting, the Board must assess whether there are distance means of communication enabling shareholders to vote and/or grant proxy, while duly ensuring the identity of the person exercising the right to vote or, if by proxy, the identities of the proxy and shareholder, and if the use of such means is feasible.

- Shareholders entitled to attend the Shareholders' Meeting may do so by means of distance communication if the Board of Directors considers, on the occasion of each notice of meeting, that there are the technical means and legal grounds that make this form of attendance possible and reliable.

- The Company must post on the web site the text of all the proposed resolutions, and the documents and reports that are mandatory or are determined by the Board of Directors, where not mandatory. Proposed resolutions must be accompanied by a justification.

- The Company's web site must contain all the information deemed to be useful to enable shareholders to attend and participate in the Shareholders' Meeting, including the procedure to obtain the attendance card; instructions on how to vote or grant proxy at a distance through the means of communication envisaged in the notice, if appropriate; information on the Meeting venue and how to get there; information on any systems or procedures that enable shareholders to follow the Meeting; and information about the Investor Relations Department.

- Shareholders may be able to follow the Meeting at a distance via audiovisual means.

- Simultaneous translation mechanisms are possible.

- The company will study measures to enable disabled shareholders to access the Meeting room.

- Speeches from the floor at the Shareholders' Meeting are regulated in detail;, in addition to taking the floor, shareholders may verbally request any information or clarification they see fit about the items on the Agenda.

- Shareholders' right to be informed before or during the Meeting is guaranteed, in accordance with the Spanish Corporations Law.

E.5 Indicate if the position of chairperson of the shareholders' meeting coincides with that of the chairperson of the board of directors. Detail any measures adopted to guarantee the independence and smooth transaction of the shareholders' meeting:

Yes X **No ☐**

Detail the measures
The Shareholders' Meeting Regulation approved by the Meeting on 26 March 2004 regulates items such as the convening, preparation and transaction of the Shareholders' Meeting and the rights attributed to the shareholders on the occasion of the Meeting. The Shareholders' Meeting regulation is considered to be appropriate for guaranteeing the transaction of the Shareholders' Meeting. Since the company was floated on the stock exchange, Grupo Ferrovial, S.A. has engaged a notary to minute Shareholders' Meetings.

E.6 Indicate any amendments to the shareholders' meeting regulation in the year.

The Shareholders' Meeting Regulation was amended by the Shareholders' Meeting on 30 March 2007 to incorporate the recommendations of the Unified Code of Corporate Governance that the Company had adopted and directly impacted the regulation. The amendments were made in articles 5 and 22, in connection with the powers of the Shareholders' Meeting and voting on motions and the casting of votes, respectively, and in the Preamble.

E.7 Indicate the attendance of the shareholders' meetings held in the year of this report:

	Attendance				
Date of shareholders' meeting:	% of attendance	% by proxy:	% distance vote:		Total
			Electronic voting	Other	
30 March 2007	60.06%	10.22%	0.00001%		70.28%

E.8 Briefly indicate the resolutions adopted by the shareholders' meetings held in the year of this report and the percentage of votes that approved each resolution.

- APPROVAL OF THE COMPANY'S FINANCIAL STATEMENTS - BALANCE SHEET, INCOME STATEMENT AND NOTES TO FINANCIAL STATEMENTS - AND THE DIRECTORS' REPORT, AUTHORISED BY THE BOARD OF DIRECTORS, FOR THE YEAR ENDED 31 DECEMBER 2006. Resolution passed; votes in favour: 96,877,431 shares (98.13% of the quorum); abstentions: 1,699,515 shares (1.72% of the quorum).

- APPROVAL OF THE FINANCIAL STATEMENTS - BALANCE SHEET, INCOME STATEMENT, STATEMENT OF RECOGNISED INCOME AND EXPENSE, CASH FLOW STATEMENT AND NOTES TO FINANCIAL STATEMENTS - AND THE DIRECTORS' REPORT OF THE COMPANY'S CONSOLIDATED GROUP, AUTHORISED BY THE BOARD OF DIRECTORS, FOR THE YEAR ENDED 31 DECEMBER 2006. Resolution passed; votes in favour: 97.309.480 shares (98.57% of the quorum); and abstentions: 1,267,466 shares (1.28% of the quorum).

- DISTRIBUTION OF INCOME FOR THE YEAR 2006. Resolution passed; votes in favour: 97,353,701 shares (98.61 % of the quorum); votes against: 200 shares; abstentions: 1,223,045 shares (1.24% of the quorum).

- APPROVAL OF THE CONDUCT OF BUSINESS BY THE BOARD OF DIRECTORS IN 2006. The resolution was approved by 97,335,651 shares (98.59% of the quorum); 18,037 shares voted against (0.02% of the quorum); and 1,223,258 shares abstained (1.24% of the quorum).

- RATIFICATION OF THE APPOINTMENT BY CO-OPTATION OF MS. MARÍA DEL PINO Y CALVO SOTELO AS A DIRECTOR, MADE BY THE BOARD OF DIRECTORS ON 29 SEPTEMBER 2006. The resolution was approved by 97,308,141 shares (98.57% of the quorum); 36,919 shares voted against (0.04% of the quorum) and 1,231,887 shares abstained (1.25% of the quorum).

- REAPPOINTMENT OF AUDITORS FOR THE COMPANY AND CONSOLIDATED GROUP FOR 2007 (PRICEWATERHOUSECOOPERS AUDITORES S.L.). The resolution was approved by 97,353,743 shares, i.e. 98.61% of the quorum; 200 shares voted against; and 1,223,003 shares abstained, i.e. 1.24% of the quorum.

- AMENDMENT OF ARTICLE 22 OF THE BYLAWS IN CONNECTION WITH THE COMPOSITION OF THE BOARD OF DIRECTORS. Resolution passed; votes in favour: 97,353,891 shares (98.61% of the quorum); abstentions: 1,223,055 shares (1.24% of the quorum).

- AMENDMENT OF ARTICLE 23 OF THE BYLAWS IN CONNECTION WITH THE CLASSES OF DIRECTORS. Resolution passed; votes in favour: 97,317,011 shares (98.58% of the quorum); abstentions: 1,259,935 shares (1.28% of the quorum).

- AMENDMENT OF THE PREAMBLE OF THE SHAREHOLDERS' MEETING REGULATION The resolution was approved by 97,353,691 shares (98.61% of quorum); 200 shares voted against (0% of quorum) and 1,223,055 shares abstained (1.24% of quorum).

- AMENDMENT OF ARTICLE 5 OF THE SHAREHOLDERS' MEETING REGULATION IN CONNECTION WITH THE POWERS OF THE SHAREHOLDERS' MEETING. The resolution was approved by 97,353,691 shares, i.e. 98.61% of quorum; 200 shares voted against and 1,223,055 shares abstained, i.e. 1.24% of quorum.

- AMENDMENT OF ARTICLE 22 OF THE SHAREHOLDERS' MEETING REGULATION IN CONNECTION WITH VOTING ON MOTIONS AND THE CASTING OF VOTES. The resolution was approved by 97,353,691 shares, i.e. 98.61% of quorum; 200 shares voted against and 1,223,055 shares abstained, i.e. 1.24% of quorum.

- APPROVAL OF PARTICIPATION BY SENIOR MANAGEMENT, INCLUDING BOARD MEMBERS WITH EXECUTIVE FUNCTIONS, IN A REMUNERATION SYSTEM CONSISTING OF THE PAYMENT OF UP TO 12,000 EURO OF THEIR VARIABLE REMUNERATION IN THE FORM OF SHARES OF THE COMPANY. Resolution passed; votes in favour: 97,340,410 shares (98.6% of the quorum); votes against: 13,533 shares (0.01% of the quorum); abstentions: 1,223,003 shares (1.24% of the quorum).

- AUTHORISATION SO THAT, IN CONFORMITY WITH ARTICLES 75 AND RELATED ARTICLES OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS), THE COMPANY MAY ACQUIRE OWN SHARES, AND AUTHORISATION TO ALLOCATE SOME OR ALL OF THE OWN SHARES ACQUIRED TO REMUNERATION PROGRAMMES WHOSE PURPOSE OR MECHANISM IS THE DELIVERY OF SHARES OR STOCK OPTIONS, IN ACCORDANCE WITH ARTICLE 75.1 OF THE SPANISH CORPORATIONS LAW. Resolution passed; votes in favour: 97,292,159 shares (98.55% of the quorum); votes against: 61,732 shares (0.06% of the quorum); abstentions: 1,223,055 shares (1.24% of the quorum).

- DELEGATION OF POWERS TO FORMALISE, REGISTER AND EXECUTE THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS' MEETING AND EMPOWERMENT TO FORMALISE THE DEPOSIT OF THE FINANCIAL STATEMENTS AS REFERRED TO IN ARTICLE 218 OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS). The resolution was approved by 97,352,860 shares, i.e. 98.61% of quorum; 1,031 shares voted against and 1,223,055 shares abstained, i.e. 1.24% of quorum.

E.9 Indicate whether there are any Bylaw restrictions requiring a minimum number of shares to attend the General Shareholders' Meeting.

Yes X **No**

Number of shares required to attend the Shareholders' Meeting.	**100**

E.10 Indicate and explain the company's policy on delegating votes in the shareholders' meeting.

Proxies at Shareholders' Meetings are governed by article 15 of the Bylaws and articles 12 and 13 of the Shareholders' Meeting Regulation. This regulation is considered appropriate for guaranteeing shareholders' rights to be represented at the Meeting and delegate their vote.

E.11 Indicate if the company is aware of the institutional investors' policy of participation in company decisions:

Yes ☐ **No X**

Describe the policy:

E.12 Indicate the web site and the way to access corporate governance content on the company's web site.

The company's web site, **www.ferrovial.com**, has a link to the corporate governance section.

Furthermore, the corporate governance section can also be accessed from the "Information for shareholders and investors" section.

The web site conforms to the form and content required by the CNMV Circular 1/2004, dated 17 March.

F DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the company's degree of conformance to the recommendations of the Unified Code of Corporate Governance.

In the event of not complying with some recommendations, detail the recommendations, regulations, practices or criteria applied by the company.

1. **The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.**

   See sections: A.9 , B.1.22 , B.1.23 and E.1 , E.2.

   Complies X Explain ☐

2. **When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:**

   a) **The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;**

   b) **The mechanisms in place to resolve possible conflicts of interest.**

   See sections: C.4 y C.7

   Complies X Partly complies ☐ Explain☐ Not applicable ☐

3. **Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders' Meeting for approval or ratification. In particular:**

   a) **The transformation of listed companies into holding companies through the process of subsidiarisation, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;**

   b) **Any acquisition or disposal of key operating assets that would effectively alter the company's corporate purpose;**

   c) **Operations that are equivalent to the company's liquidation.**

   Complies ☐ Complies partly X Explain ☐

   It is accepted, as enshrined in the Shareholders' Meeting Regulation, that the Shareholders' Meeting's powers include the decision on matters in this recommendation, except for paragraph b), on the grounds that adopting it would pose major difficulties to M&A transactions; moreover, the Company considers that the phrase "effectively alter the company's corporate purpose" is vague and creates uncertainty.

4. **Detailed proposals of the resolutions to be adopted at the General Shareholders' Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.**

   Complies X Explain ☐

5. **Separate votes should be taken at the General Shareholders' Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:**

   a) **The appointment or ratification of directors, with separate voting on each candidate;**

   b) **Amendments to the bylaws, with votes taken on all articles or groups of articles that are materially different.**

See section: E.8

Complies X Complies partly ☐ Explain ☐

6. **Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.**

See section: E.4

Complies X Explain ☐

7. **The Board of Directors should perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment.**

   It should be guided at all times by the company's best interest and, as such, strive to maximise its value over time.It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Complies X Complies partly ☐ Explain ☐

8. **The Board should see the core components of its mission as to approve the company's strategy and authorise the organisational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company's interests and corporate purpose. As such, the board in full should reserve the right to approve:**

   a) **The company's general policies and strategies, and in particular:**

      i) **The strategic or business plan, management targets and annual budgets;**

      ii) **Investment and financing policy;**

      iii) **Design of the structure of the corporate group;**

      iv) **Corporate governance policy;**

      v) **Corporate social responsibility policy;**

      vi) **Remuneration and evaluation of senior officers;**

      vii) **Risk control and management, and the periodic monitoring of internal information and control systems.**

      viii) **Dividend policy, as well as the policies and limits applying to treasury stock.**

See sections: B.1.10, B.1.13, B.1.14 and D.3

b) The following decisions :

i) On the proposal of the company's chief executive, the appointment and removal of senior officers, and their compensation clauses.

See section: B.1.14.

ii) Directors' remuneration and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

See section: B.1.14.

iii) The financial information that all listed companies must periodically disclose.

iv) Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders' Meeting;

v) The creation or acquisition of shares in special purpose vehicles or entities resident in jurisdictions considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c) Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto ("related-party transactions").

However, board authorisation need not be required for related-party transactions that simultaneously meet the following three conditions:

1. They are governed by standard form agreements applied on an across-the-board basis to a large number of clients;

2. They are arranged at market rates, generally set by the person supplying the goods or services;

3. Their amount is no more than 1% of the company's annual revenues.

It is advisable that related-party transactions should only be approved on the basis of a favourable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board debates and votes.

Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.

See sections: C.1 y C.6

Complies X Complies partly ☐ Explain ☐

Nevertheless, in connection with the provisions of section b.i), the Board of Directors considers that decisions about the appointment and removal of senior executives should lie, and continue to lie, with the company's chief executive. Nevertheless, the Board of Directors Regulation empowers the Nomination and Remuneration Committee to advise beforehand on the appointment and removal of executives who report directly to the Managing Director.

9. **In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer then five and no more than fifteen members.**

   See section: B.1.1

   Complies X Explain ☐

10. **External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.**

    See sections: A.2 , A.3, B.1.3 y B.1.14.

    Complies X Complies partly ☐ Explain ☐

11. **In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.**

    See section: B.1.3

    Complies X Explain ☐ No applicable ☐

12. **That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company's capital.**

    This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

    1. **In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.**

    2. **In companies with a plurality of shareholders represented on the board but not otherwise related.**

    See sections: B.1.3 , A.2 y A.3

    Complies X Explain ☐

13. **The number of independent directors should represent at least one third of all board members.**

    See section: B.1.3

    Complies X Explain ☐

14. **The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment.Such determination should subsequently be confirmed or reviewed in each year's**

Annual Corporate Governance Report, after verification by the Nomination Committee. The said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: B.1.3 and B.1.4

Complies X Complies partly ☐ Explain ☐

15. **When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:**

    a) **The process of filling board vacancies has no implicit bias against women candidates;**

    b) **The company makes a conscious effort to include women with the target profile among the candidates for board places.**

See sections: B.1.2, B.1.27 and B.2.3.

Complies X Complies partly ☐ Explain☐ Not applicable☐

At present, one of the ten directors is a woman. One of the functions of the Nomination and Remuneration Committee is to endeavour to ensure that any selection procedure is free from any implicit bias standing in the way of the potential appointment of Directors that might prevent the appointment of directors as a result of their personal circumstances.

16. **The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organise and coordinate regular evaluations of the board and, where appropriate, the company's chief executive, along with the chairmen of the relevant board committees.**

See section: B.1 42

Complies X Complies partly ☐ Explain ☐

17. **When a company's Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board's evaluation of the Chairman.**

See section: B.1.21

Complies X Complies partly ☐ Explain☐ Not applicable☐

However, it is not the Lead Director's function to lead the evaluation of the Chairman by the Board of Directors.

18. **The Secretary should take care to ensure that the board's actions:**

    a) **Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;**

b) **Comply with the company bylaws and the regulations of the General Shareholders' Meeting, the Board of Directors and others;**

c) **Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.**

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board's regulations.

See section: B.1.34

Complies X Complies partly ☐ Explain☐

19. **The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.**

See section: B.1.29

Complies X Complies partly ☐ Explain☐

20. **Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.**

See sections: B.1.28 and B.1.30

Complies X Complies partly ☐ Explain ☐

21. **When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company's performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.**

Complies X Complies partly ☐ Explain☐ Not applicable☐

22. **The board in full should evaluate the following points on a yearly basis:**

a) **The quality and efficiency of the board's operation;**

b) **Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;**

c) **The performance of its committees on the basis of the reports furnished by the same.**

See section: B.1.19

Complies X Complies partly ☐ Explain ☐

23. **All directors should be able to exercise their right to receive any additional information they require on matters within the board's competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.**

See section: B.1.42

Complies X Explain☐

24. All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company's expense.

See section: B.1.41

Complies X Explain ☐

25. Companies should organise induction programmes for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programmes when circumstances so advise.

Complies X Complies partly ☐ Explain ☐

26. Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a) Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b) Companies should lay down rules about the number of directorships their board members can hold.

See sections: B.1.8, B.1.9 and B.1.17

Complies ☐ Complies partly X Explain☐

The Board of Directors does not consider it necessary to adopt the recommendation that urges the Company to limit the number of boards of directors to which a director may belong, on the grounds that the Nomination and Remuneration Committee's function of reviewing each director's professional commitments offers sufficient control over this issue.

27. The proposal for the appointment or renewal of directors which the board submits to the General Shareholders' Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a) On the proposal of the Nomination Committee, in the case of independent directors.

b) Subject to a report from the Nomination Committee in all other cases.

See section: B.1.2

Complies X Complies partly ☐ Explain☐

28. Companies should post the following director particulars on their websites, and keep them permanently updated:

a) Professional experience and background;

b) Directorships held in other companies, listed or otherwise;

c) An indication of the director's classification as executive, proprietary or independent; in the case of proprietary directors, stating the shareholder they represent or have links with.

d) The date of their first and subsequent appointments as a company director, and;

e) Shares held in the company and any options on the same.

Complies X Complies partly ☐ Explain☐

29. Independent directors should not stay on as such for a continuous period of more than 12 years.

See section: B.1.2

Complies X Explain☐

30. Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter's number should be reduced accordingly.

See sections: A.2 , A.3 and B.1.2

Complies X Complies partly ☐ Explain ☐

31. The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III.5 of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company's capital structure, in order to meet the proportionality criterion set out in Recommendation 12.

See sections: B.1.2, B.1.5 and B.1.26

Complies X Explain ☐

32. Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organisation's name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Law, the board should examine the matter and, in view of the particular circumstances and potential harm to the company's name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections: B.1.43, B.1.44

Complies X Complies partly ☐ Explain ☐

33. All directors should express clear opposition when they feel a proposal submitted for the board's approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

The terms of this Recommendation should also apply to the Secretary of the board; director or otherwise.

Complies X   Complies partly ☐   Explain☐   Not applicable☐

34. **Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.**

See section: B.1.5

Complies X   Complies partly ☐   Explain☐   Not applicable☐

35. **The company's remuneration policy, as approved by its Board of Directors, should specify at least the following points:**

a) **The amount of the fixed components, itemised where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to;**

b) **Variable components, in particular:**

i) **The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items.**

ii) **Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;**

iii)**The main parameters and grounds for any system of annual bonuses or other, non cash benefits; and**

iv) **An estimate of the sum total of variable payments arising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.**

c) **The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost.**

d) **Among them:**

i) **Duration;**

ii) **Notice periods; and**

iii) **Any other clauses covering hiring bonuses, as well as indemnities or 'golden parachutes' in the event of early termination of the contractual relation between company and executive director.**

See section: B.1.15

Complies ☐   Complies partly X   Explain☐

The Board of Directors considers that advancing an estimate of the variable remuneration may provide an unnecessary and distorting constraint on defining th actual variable remuneration of the executive directors.

36. Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company's performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

See sections: A.3 , B.1.3

Complies X Explain ☐

Nevertheless, to avoid confusion, it should be noted that, since 2002, the Company has required that directors invest their per diems and bylaw-mandated remuneration in shares of the Company. Under this system, which is not a delivery of shares in the strict sense of the recommendation, the shares may be disposed of after three full years have elapsed from the year of acquisition.

37. External directors' remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies X Explain ☐

38. In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor's report.

Complies X Explain☐ Not applicable☐

The Company complies to the extent that this recommendation is already included in its internal regulations, although no situation has arisen in which it has been applied.

39. In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company's sector, atypical or exceptional transactions or circumstances of this kind.

Complies X Explain☐ Not applicable☐

40. The board should submit a report on the directors' remuneration policy to the advisory vote of the General Shareholders' Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year with reference, as the case may be, to the policy planned for future

years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.

The role of the Remuneration Committee in designing the policy should be reported to the Meeting, along with the identity of any external advisors engaged.

See section: B.1.16

Complies ☐ Complies partly X Explain☐

The Board of Directors Regulation establishes that the Board of Directors must draw up a report on the remuneration policy it approves; the remuneration policy planned for future years; the main changes with respect to previous years, and any other aspects considered to be of interest. This report, which was drafted for the first time in connection with the 2007 remuneration, will be made available to shareholders on the occasion of the notice of the 2008 Shareholders' Meeting.

However, the Board considers that the idea of consultative voting is confusing and that adopting this recommendation as regards consultative voting would introduce a distortion between the powers of the Shareholders' Meeting and the Board of Directors, creating the possibility of confusion.

41. The notes to the annual accounts should list individual directors' remuneration in the year, including:

a) A breakdown of the compensation obtained by each company director, to include where appropriate:

i) Participation and attendance fees and other fixed director payments;

ii) Additional compensation for acting as chairman or member of a board committee;

iii) Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

iv) Contributions on the director's behalf to defined-contribution pension plans, or any increase in the director's vested rights in the case of contributions to defined-benefit schemes;

v) Any severance packages agreed or paid;

vi) Any compensation they receive as directors of other companies in the group;

vii) The remuneration executive directors receive in respect of their senior management posts;

viii) Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b) **An individual breakdown of deliveries to directors of shares, share options or other share-based instruments, itemised by:**

   i) **Number of shares or options awarded in the year, and the terms set for their execution;**

   ii) **Number of options exercised in the year, specifying the number of shares involved and the exercise price;**

   iii) **Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;**

   iv) **Any change in the year in the exercise terms of previously awarded options.**

c) **Information on the relation in the year between the remuneration obtained by executive directors and the company's profits, or some other measure of enterprise results.**

Complies ☐ Complies partly X Explain☐

The Report includes information on the remuneration items referred to in the Recommendation and itemises the amounts of per diems and bylaw-mandated remuneration paid to directors. However, remuneration paid to executive directors for senior management functions is not itemised on the grounds that what matters to shareholders and the market is the cost of management, not necessarily the individual remuneration of its components.

42. **When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the board should also act as secretary to the Executive Committee.**

See sections: B.2.1 and B.2.6

Complies X Complies partly ☐ Explain☐ Not applicable☐

43. **The board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee's minutes.**

Complies X Explain☐ Not applicable☐

44. **In addition to the Audit Committee mandatory under the Securities Market Law, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.**

The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:

a) **The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;**

b) **These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees' invitation.**

c) **Committees should be chaired by an independent director.**

d) **They may engage external advisors, when they feel this is necessary for the discharge of their duties.**

e) **Meeting proceedings should be minuted and a copy sent to all board members.**

See sections: B.2.1 and B.2.3

Complies X Partly complies ☐ Explain ☐

45. The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Complies X Explain ☐

46. All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

Complies X Explain ☐

47. Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

Complies X Explain ☐

48. The head of internal audit should present an annual work programme to the Audit Committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

Complies X Partly complies ☐ Explain☐

49. Control and risk management policy should specify at least:

a) **The different types of risk (operational, technological, financial, legal, reputational ...) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;**

b) **The determination of the risk level the company sees as acceptable;**

c) **Measures in place to mitigate the impact of risk events should they occur;**

d) **The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.**

See section: D

Complies X Partly complies ☐ Explain☐

50. The Audit Committee's role should be:

1. With respect to internal control and reporting systems:

a) Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b) Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.

c) Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department's budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d) Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2. With respect to the external auditor:

a) Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms and conditions of his engagement.

b) Receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management are acting on its recommendations.

c) Monitor the independence of the external auditor, to which end:

i) The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii) The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor's business and, in general, other requirements designed to safeguard auditors' independence;

iii) The Committee should investigate the issues giving rise to the resignation of any external auditor.

d) In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.

See sections: B.1.35, B.2.2, B.2.3 and D.3

Complies ☐ Partly complies X Explain

In connection with accepting the recommendation about disclosing the existence and content of disagreements with the outgoing auditor. The Board of Directors considers that this disclosure would hamper relations during a potential change of auditor and would constrain the company's ability to make a decision regarding a change of external auditor.

51. The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Complies X Explain ☐

52. The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a) The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b) The creation or acquisition of shares in special purpose vehicles or entities resident in jurisdictions considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c) Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: B.2.2 and B.2.3

Complies X Partly complies ☐ Explain☐

53. The Board of Directors should seek to present the annual accounts to the General Shareholders' Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: B.1.38

Complies X Partly complies ☐ Explain☐

54. The majority of Nomination Committee members – or Nomination and Remuneration Committee members as the case may be – should be independent directors.

See section: B.2.1

Complies X Explain☐ Not applicable ☐

55. The Nomination Committee should have the following functions in addition to those stated in earlier recommendations:

a) Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b) Examine or organise, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c) Report on the senior officer appointments and removals which the chief executive proposes to the board.

d) Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

See section: B.2.3

Complies X Partly complies ☐ Explain☐ Not applicable☐

The Company complies, although the powers of the Nomination and Remuneration Committee in connection with the succession of the Chairman and Managing Director refer to analysing the process of providing for an orderly succession in those cases.

56. The Nomination Committee should consult with the company's Chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the Nomination Committee for its consideration.

Complies X Partly complies ☐ Explain☐ Not applicable☐

57. The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a) Make proposals to the Board of Directors regarding:

i) The remuneration policy for directors and senior officers;

ii) The individual remuneration and other contractual conditions of executive directors.

iii) The standard conditions for senior officer employment contracts.

b) Oversee compliance with the remuneration policy set by the company.

See sections: B.1.14, B.2.3

Complies ☐ Partly complies X Explain☐ Not applicable☐

In connection with the function of proposing executive directors' individual remuneration and other contractual conditions to the Board of Directors, the decision must still lie with the Chairman or Managing Director and, consequently, the Nomination and Remuneration Committee's function must be merely advisory.

58. The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.

Complies X Explain☐ Not applicable☐

G OTHER INFORMATION OF INTEREST

If you believe that a significant principle or item relating to corporate governance practices applied by your company has not been disclosed in this report, provide information.

This section can include any other information, clarification or qualification related to the aforementioned sections of this report.

Specifically, indicate if the company is subject to corporate governance legislation other than Spain's and, if so, include the obligatory disclosures that differ from those required in this report.

SECTION A.3: TABLE ON THE PERCENTAGE OF CAPITAL OWNED BY BOARD MEMBERS: The directors Rafael and María del Pino y Calvo-Sotelo are part of the "family group" that indirectly controls 58.316% of share capital through PORTMAN BAELA, S.L., as described in section A.4.

SECTION A.3.: STAKE HELD BY MEMBERS OF THE BOARD OF DIRECTORS AS A PERCENTAGE OF TOTAL CAPITAL STOCK: The Board's aggregate holding, not including the controlling shareholder, amounted to 2.124% (2,978,759 shares) at 31 December 2007.

SECTION A.3.: RIGHTS ON SHARES OF THE COMPANY: In the following note on directors' remuneration, there is information on the remuneration system that led to those allocations to executive directors.

SECTION A.5.: In addition to the disclosures in this section, note that Rafael del Pino y Moreno is Honorary Chairman of Grupo Ferrovial S.A. and Leopoldo del Pino y Calvo-Sotelo is an executive at Cintra in Spain.

SECTION B.1.11 A): DIRECTORS' REMUNERATION: Grupo Ferrovial, S.A. wishes to publicly disclose individual directors' remuneration, in accordance with the bylaws.

Accordingly, this document and the annual report contain a breakdown of the per diems and attendance fees for the Board of Directors, Executive Committee and Advisory Committee meetings, and the bylaw-mandated amounts, in accordance with the calculation detailed in section B.1.14:

	Per diems	By-law mandated fees	TOTAL
Mr Rafael del Pino y Calvo-Sotelo	67,750,00	118,269,23	186,019,23
Mr Santiago Bergareche Busquet	59,250,00	103,485,58	162,735,58
Mr Jaime Carvajal Urquijo	59,500,00	73,918,27	133,418,27
Mr Joaquín Ayuso García	51,750,00	59,134,62	110,884,62
Mr Fernando del Pino y Calvo-Sotelo (6 months in office)	13,000,00	28,384,62	41,384,62
Portman Baela S.L.	44,750,00	59,134,62	103,884,62
Mr Santiago Eguidazu Mayor	56,750,00	59,134,62	115,884,62
Mr Juan Arena de la Mora	44,500,00	59,134,62	103,634,62
Mr Gabriele Burgio	61,250,00	59,134,62	120,384,62
Ms María del Pino y Calvo-Sotelo	51,750,00	59,134,62	110,884,62
Mr José María Pérez Tremps	51,750,00	59,134,58	110,884,58
TOTAL	**562,000,00**	**738,000,00**	**1,300,000,00**

With regard to the amounts indicated under "Stock options and/or other financial instruments":

- They relate to collection by beneficiaries of remuneration arising from the exercise of stock options in the terms of the Plan described in this section G.

In order to offset the possible impact on the company's net worth of those (or other) remuneration systems, the company arranged equity swaps with financial institutions to ensure that, when the remuneration had to be paid, Grupo Ferrovial would receive an amount equal to the share appreciation, so the remuneration payments have not had any impact on company earnings. The company's annual report provides more information on the equity swaps.

The amount of insurance premiums relates to death benefit policies of which only the executive directors are beneficiaries.

SECTION B.1.11.D): With respect to total directors' remuneration as a percentage of profit attributed to the parent company, article 25 of the Bylaws establishes a cap for the overall amount of directors' compensation at 3% of consolidated profit in the year attributable to the company; the amount was set at 1,300,000 euro in 2007.

PERCENTAGE OF PROFIT:

Bylaw-mandated remuneration represents 0.18% of the consolidated earnings attributable to the company in the year.

SECTION B.1.12: Regarding the identification of senior management in this section, note that the General Manager of Services was replaced in May 2007, the positions of General Manager of Airports and Head of Market Research and Analysis were created in May and July 2007, respectively, and that the Head of Information Systems has reported directly to the Managing Director since May 2007.

As in previous years, Grupo Ferrovial wishes to break down the total remuneration received by senior management in 2006:

- Fixed remuneration: 2,941 thousand euro.
- Variable remuneration: 2,333 thousand euro.
- Stock options and/or other financial instruments: exercise of remuneration rights linked to the share price: Stock options plans: 2,890 thousand euro.

The latter item relates to collection by beneficiaries of remuneration arising from the exercise of stock options in the terms of the Plan described below.

Senior managers received 25 thousand euro as members of the boards of directors of other group, multi-group or associated undertakings.

- Loans granted: None were granted. A total of 222 thousand euro of loans were repaid, and the outstanding balance was 265 thousand euro at 31 December 2007.

- Life insurance premiums: 12 thousand euro.

In 2007, the company did not make any contributions to pension funds or plans and it did not undertake any obligations in this respect.

Persons who were members of senior management at any time during the year collected 7,495 thousand euro of remuneration by exercising stock options.

The persons considered in calculating these amounts are those identified in SECTION B.1.12., subject to the disclosures made at the beginning of this Note. Remuneration for senior managers who are also executive directors is not included since it is disclosed in section B.1.11 A).

STOCK OPTION PLAN (2004)

On 26 March 2004, the Shareholders' Meeting approved a stock options plan applicable to Board members with executive functions and to senior managers directly answerable to the Board or to its delegate bodies.

The plan consists of granting stock options of Grupo Ferrovial, S.A., which can only be exercised between three and six years after granting, so they cannot be exercised until 2007. Vesting is conditional upon attainment of a minimum rate of return on consolidated equity.

Each option corresponds to one share and the total number of options that can be granted under the plan cannot exceed 1,700,000, equivalent to 1,700,000 shares (1.21% of capital of Grupo Ferrovial, S.A.).

The option's strike price is the arithmetic mean of the share price in the twenty stock market sessions prior to the date on which the options were granted.

The premium to be paid by the beneficiary is one (1) euro per share.

In order to offset future appreciation in the Company's share value, a hedge was arranged with a financial institution. The Comisión Nacional del Mercado de Valores was informed of the system and the individual grants on 26 and 31 March and 7 May 2004.

The percentage of options allocated to those persons with respect to the total number of options granted varies between a minimum of 0.95% and a maximum of 18.95%.

STOCK OPTION PLAN (2006)

On 31 March 2006, the Shareholders' Meeting authorised the application of a remuneration system consisting of a Stock Option Plan for executive directors and members of senior management in practically identical terms to the Option Plan approved in 2004 (detailed above). The plan consists of granting stock options of Grupo Ferrovial, S.A., which can only be exercised between three and six years after granting; i.e. they vest in 2009. Vesting is conditional upon attainment of a minimum rate of return on consolidated equity.

Each option corresponds to one share and the total number of options that can be granted under the plan cannot exceed 950,000, equivalent to 950,000 shares (0.68% of capital of Grupo Ferrovial, S.A.).

The option's strike price is the arithmetic mean of the share price in the twenty stock market sessions prior to the date on which the options were granted. Specifically, it was set at 65.92 euro, except for one of the participants, who joined the plan at a later date, for whom the price was set at 66.40 euro.

The premium to be paid by the beneficiary is 2 euro per share.

In order to offset future appreciation in the Company's share value, a hedge was arranged with a financial institution.

The number of options assigned under this Plan to date ranges from 9,000 to 196,600.

The Comisión Nacional del Mercado de Valores was informed of the system and the individual allocations on 31 March, 10 and 12 May, and 3 November 2006.

Section A.3 specifies the stock options allocated under these remuneration systems for executive directors.

SECTION B.1.13: Contracts for senior managers and two executive directors envisage the right to receive indemnities in the event of unfair dismissal as established in article 56 of the Workers' Statute.

In order to enhance their loyalty and permanence, deferred remuneration has been granted to eight senior managers. This is an extraordinary remuneration item that is effective only when one of the following circumstances occur:

(i) A senior manager leaves by mutual agreement upon reaching a certain age.
(ii) Unfair dismissal or severance without just cause prior to the date on which the senior manager reaches the age initially agreed upon, if the amount is higher than that resulting from applying the Workers' Statute.
(iii) Death or disability of a senior manager. To cover this incentive, the company makes annual contributions to a group savings insurance, in which the company is both the policyholder and beneficiary; they are quantified according to a certain percentage of the total monetary remuneration of each senior manager. The amount paid under this heading in 2007 totalled 1,965 thousand euro.

SECTION B.1.16. In establishing the remuneration structure for management, including executive directors, the company received external consulting services to analyse formulas

and systems in order to establish the appropriate amount of remuneration for Ferrovial senior management, with the goal of attracting and retaining talent.

The company also uses reports drafted by external consultants to make comparisons with other organisations of similar structure and size so as to ensure that the remuneration offered by Ferrovial is competitive.

SECTION B.1.40: In addition to the information disclosed in this section, note that POLAN, S.A. (real estate business) is a company wholly owned by members of the "family group" (see comment on Section A.3) and/or related parties.

Additionally, Leopoldo del Pino y Calvo-Sotelo (a related party of the directors Rafael and María del Pino y Calvo-Sotelo according to the definition in article 127 Ter.5 of the Spanish Corporations Law) holds the following positions in companies whose activity is the same as, or similar or analogous to, that of Ferrovial, although all such companies belong to the Ferrovial Group:Manager for Spain of Cintra Concesiones de Infraestructuras de Transporte S.A., director of Sociedad Municipal de Aparcamientos y Servicios S.A., Autopista del Sol S.A., Aparcament Escaldes Centre S.A., Autopistas Tarrasa Manresa S.A., Autopista Madrid Sur S.A., and Inversora de Autopistas del Sur S.L., Chairman of Autopista Madrid Levante S.A.; Inversora de Autopistas de Levante S.L., and Autopista Alcalá O'Donnell; Joint Administrator of Cintra Aparcamientos S.A., Dornier S.A.; Vice-Chairman of Estacionamientos Urbanos de León S.A. and Autopista Trados M-45.

C. RELATED-PARTY TRANSACTIONS.

I.- COMMON NOTES ON RELATED-PARTY TRANSACTIONS.

In accordance with the Board of Directors Regulation of Grupo Ferrovial, all transactions with controlling shareholders, directors and senior managers and with their related parties require authorisation from the Board of Directors, after a report by the Audit and Control Committee.

In all cases, the transactions were made on an arm's-length basis in the normal course of company and group business.

The Company provides information about these transactions in accordance with the definitions and criteria stated in Ministry of Economy and Finance Order EHA/3050/2004, dated 15 September, and CNMV Circular 1/2005, dated 1 April.

II.- NOTES ON SECTION C.1: TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS

1.- Details of the transactions made in 2007 with significant shareholders, with members of the "controlling family group" (except those members who are also Company Directors, whose information is stated in the following section) and with entities closely linked to that group, in accordance with the section on the COMPANY'S OWNERSHIP STRUCTURE:

2.- In addition to those individual transactions, there were two minor transactions of scant importance with significant shareholders which consisted of providing minor construction and maintenance work at homes or headquarters of a non-material amount and duration and always on an arm's-length basis, the aggregate amount of which was 15 thousand euro, and which provided 0.01 thousand euro in profit.

III.- NOTES ON SECTION C.2.: TRANSACTIONS WITH DIRECTORS AND SENIOR MANAGERS.

1.- The transactions that were made in 2007 with Directors and Senior Management of the Company are listed in the table. Also disclosed are the transactions completed with Banesto, NH Hoteles, Bankinter, Ericsson, Lafarge Asland, Asea Brown Boveri and Aviva, in accordance with section 2 of Order EHA/3050/2004, since certain directors are, or were at some point in 2007, members of the Board of Directors of those companies:

2.- In addition to those transactions, there were transactions with directors and senior managers, directly or through related parties, which totalled in 2007 108 thousand euro for

minor work at homes and premises, the provision of facility assembly, repair and maintenance services, and the provision of waste collection services for a non-material amount and duration and always on an arm's-length basis. Those transactions generated a total income of 21 thousand euro.

3.- For information about remuneration and loans for directors and senior management, see the section on "Remuneration".

IV.- NOTES TO SECTION C.3.: TRANSACTIONS WITH GROUP COMPANIES.

Below are detailed the significant transactions between the companies that belong to Grupo Ferrovial which form part of the company's normal operations with regard to their purpose and conditions and have not been eliminated in consolidation.

As detailed in Note 2.2.d), balances and transactions relating to construction work performed by the construction division for the infrastructure concession companies are not eliminated upon consolidation since those transactions are understood to be construction contracts performed for third parties since the final owner of the work performed is the granting administration from both an economic and legal standpoint.

In 2007, Grupo Ferrovial's construction division billed those companies for the work performed, and for advances related to that work, a total of 451.595 million euro and recognised 229.206 million euro as revenue for that work.

Binding definition of independent director:

Indicate whether any of the independent directors has or has had any relationship with the company, its significant shareholders or its executives which, had it been sufficiently significant or important, would have resulted in the director not qualifying for consideration as independent under the definition set forth in section 5 of the Unified Code of Corporate Governance:

Yes X No ☐

Name of director	Type of relationship	Explanation
Santiago Eguidazu Mayor	Business relationship	The investment made by Casa Grande de Cartagena, S.L., a company with ownership ties to members of the "controlling family group", in an investment company created by N más Uno Agencia de Valores was notified to the Company in 2003 and disclosed in the corporate governance reports of that and subsequent years. Mr. Eguidazu is Chairman of N más Uno IBG S.A., the group's parent company. In view of the nature of the brokerage services provided by Nmás1 and the foreseeable amount of fees as a proportion of the revenues of this firm, the Board of Directors concluded, after a report by the Nomination and Remuneration Committee, that the transaction did not alter the conditions of the Director's independence in accordance with the then current Regulation. The interested party, Mr. Eguidazu Mayor, abstained in the related votes.

		In 2007, Mr Eguidazu disclosed the existence of new professional relations via the firm N más Uno Agencia de Valores with the "controlling family group" and entities related to it. The director Mr Eguidazu is Chairman of N más Uno IBG S.A., the group's parent company. The transaction in this case consisted of providing advice prior to the acquisition of holdings in a number of companies. The Nomination and Remuneration Committee examined the details of the business relationship and determined that it was not so material as to have an impact on Mr Eguidazu's independence, in accordance with the binding definition provided by the Unified Code of Corporate Governance and incorporated into the Board of Directors Regulation approved on 23 February 2007.

This annual corporate governance report was approved by the company's Board of Directors on 25 February 2008.

Indicate any directors who voted against, or abstained from approving, this report.

Yes ☐ No X

Name of director who did not vote in favour of approving this report	Reasons (vote against, abstention, absence)	Explain reasons

END